WAKEFERN FOOD CORP.

<u>B Y L A W S</u>

As Adopted April 16, 1981
Amended July 14, 1983,
June 21, 1984,
March 19, 1987,
August 20, 1987,
October 19, 1988,
February 16, 1989,
March 15, 1990,
October 18, 1990,
September 29, 1993,
May 19, 1994,
September 22, 1994,
May 16, 2002,
October 15, 2009 and
April 25, 2013

TABLE OF CONTENTS

i

<u>B Y L A W S</u>

As Adopted April 16, 1981
Amended July 14, 1983,
June 21, 1984,
March 19, 1987,
August 20, 1987,
October 19, 1988,
February 16, 1989,
March 15, 1990,
October 18, 1990,
September 29, 1993,
May 19, 1994,
September 22, 1994,
May 16, 2002,
October 15, 2009 and
April 25, 2013

of

<u>WAKEFERN FOOD CORP.</u>

(A New Jersey Corporation)

PREAMBLE

Wakefern Food Corp. ("Wakefern") shall be operated in the cooperative model to help independent businesses compete and succeed in the retail industry. It will dedicate itself to fostering an entrepreneurial spirit among its membership and facilitate the exchange of ideas and experiences for their mutual economic benefit. Wakefern and its Stockholders will endeavor to promote Wakefern Branded Stores and the wholesale operations that support them.

Wakefern will provide the means for its Stockholders to realize the advantages of cooperative membership in their unified efforts to procure, distribute, merchandise and market food products, general merchandise and other related goods and services.

To accomplish its goals and purposes, Wakefern shall conduct its business dealings with integrity, continually innovate within its operations and employ a spirit of teamwork and interdependency between and among its associates and cooperative members.

In all of its efforts, Wakefern shall dedicate itself to raising the standard of living of the consumers served by its stores by providing quality merchandise at value prices.

Wakefern will support its Stockholders' retail businesses and develop and further the goodwill of the Wakefern Branded Stores for the mutual benefit of its Stockholders and the communities they serve.

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As used in these By Laws the following terms shall have the meaning set forth below:

a.   "Acquiring Party" means any proposed purchaser, transferee or successor, including another Stockholder in any transfer in any transaction or series of transactions that have the effect of transferring control in a Stockholder.

b.   "Annual Certification shall have the meaning ascribed to it in Article IX, Section 12(a).

c.   "Board" or "Board of Directors" means those individuals appointed to serve pursuant to the terms of Article V. The phrase "entire Board" or "entire Board of Directors" means the total number of directors which Wakefern would have if there were no vacancies.

d.   "By Laws" means the By Laws of Wakefern Food Corp. adopted as of April 16, 1981, as amended July 14, 1983, June 21, 1984, March 19, 1987, August 20, 1987, October 19, 1988, February 16, 1989, March 15, 1990, October 18, 1990, May 19, 1994, September 22, 1994, May 16, 2002, September 21, 2006, and April 25, 2013, as otherwise amended, supplemented and modified from time to time.

e.   "Certificate of Incorporation" means the Certificate of Incorporation of Wakefern as heretofore or hereafter amended.

f.   "Closing" shall have the meaning ascribed to it in Article IX, Section 7.

g.   "Committee" shall have the meaning ascribed to it in Article V, Section 6.

h.   "Common A Director" shall have the meaning ascribed to it in Article V, Section 2.

i.   "Common C Director" shall have the meaning ascribed to it in Article V, Section 2.

j.   "Compliance Program" shall have the meaning ascribed to it in Article VI, Section 1.

k.   "Control" or "controlling" means the direct or indirect possession, either alone or with others, of the power to direct or cause the direction of the management and policies of the business in question, whether through ownership of securities, partnership interest, limited liability company interest, or ownership of assets, by contract, or otherwise.

l.   "Corporate Agent" means a corporate agent, as such term is defined in N.J.S. 14A:3-5(1), as hereafter amended, modified or supplanted.

m.   "Corporate Committee" shall have the meaning ascribed to it in Article VI, Section 6.

n.   "Current Beneficiary(ies)" means any beneficiary of a trust who is or who may be, in the discretion of the trustee(s) of that trust, entitled to receive current distributions of income or principal of that trust.

o.   "Director" or "Directors" means an individual(s) who is a member or members of the Board of Directors.

p.   "Executive Officers" means the Chief Executive Officer, Vice Chairman(men), Treasurer and Secretary of Wakefern. "Subordinate Executive Officers" means such other subordinate Executive Officers as the Board of Directors deems desirable, including one (1) or more Assistant Secretaries and one (1) or more Assistant Treasurers.

q.   "Good cause" shall have the meaning ascribed to it in Article IX, Section 3.

r.   "Interested Person" means any individual or person that, either directly or indirectly, through one of more intermediaries or subsidiaries, currently controls the Stockholder, or beneficially owns five (5%) percent or more of the equity capital or any voting control of a Stockholder, regardless of percentage, and, in the case of a publicly traded Stockholder, is active in the management of the Stockholder. If equity capital or voting control of a Stockholder is held, directly or indirectly, by a trust, then for purposes of this definition, only Current Beneficiaries shall be considered Interested Persons.

s.   "Marks" means the "ShopRite", "Price Rite", or "JustRite" trademarks, trade names and logos, and such other trade names and trademarks as may be owned, controlled or developed by Wakefern, and the related trademarks, service marks and logotypes, and domain names consisting of or containing such trademarks, trade names or logos, in connection with proposed business activities.

t.   "New Management" means each individual who it is anticipated will be directly responsible for managing a Wakefern Branded Store, subject to a proposed sale to an Acquiring Party.

u.   "Notice of Purchase" shall have the meaning ascribed to it in Article IX, Section 3.

v.   "Notice of Sale" shall have the meaning ascribed to it in Article IX, Section 5(b).

w.   "Operating Officers" means the President, Executive Vice President, if one is appointed, General Counsel, and Chief Financial Officer of Wakefern. "Subordinate Operating Officers means such subordinate officers as may be appointed by the President of Wakefern in accordance with the provisions of Section 2 of Article VII.

x.   "Patronage Dividends" shall have the meaning ascribed to it in Section 3 of Article XIX.

y.   "Patron" shall have the meaning ascribed to it in Section 2 of Article XIX.

z.   "Person" means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, or other entity of whatever nature.

aa.   "Prime Rate" means the prime lending rate prevailing during such period, as published in The Wall Street Journal.

bb.   "SDC Procedures" means the Procedures and Standards for Site Development as approved from time to time by the Board of Directors by an affirmative vote of no less than fourteen (14) Directors, including those concerning financial condition and responsibility.

cc.   "Selling Stockholder" means a Stockholder that is selling its capital stock of Wakefern as required by Article IX.

dd.   "Standing Committee" shall have the meaning ascribed to it in Section 6 of Article VI.

ee.   "Stock" or "Stockholder" or "Stockholders" means an outstanding share or shares and any holder or holders of record of outstanding shares of any class of capital stock of Wakefern, upon which the Certificate of Incorporation or the New Jersey Business Corporation Act confers rights of notice of a meeting of Stockholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, notwithstanding that the Certificate of Incorporation may provide for more than one (1) class or series of shares, one (1) or more of which are limited or denied such rights thereunder.

ff.   "Stockholders' Agreement" means that certain Stockholders' Agreement dated as of August 20, 1987, as amended February 20, 1992 and as otherwise amended, supplemented and modified from time to time, executed by Wakefern and its Stockholders.

gg.   "Supermarket Interests" means direct or indirect equity or other control interests with respect to all Wakefern Branded Stores now or hereafter operated by a Stockholder or Interested Person, or any of their respective affiliates.

hh.   "Transaction Notice" shall have the meaning ascribed to it in Article IX, Section 3(h).

ii.   "Trust Documents" shall have the meaning ascribed to it in Article IX, Section 12(a)(iii).

jj.   "Unqualified Successor" means, as determined by an affirmative vote of no less than fourteen (14) Directors, that an Acquiring Party, any person controlling the Acquiring Party or any member of the New Management: (A) has previously been convicted of any criminal activity involving moral turpitude or of such nature as would be likely to be damaging to the reputation of Wakefern or Wakefern Branded Stores; (B) has a history of defaulting on its financial obligations or is believed by the Board to be a poor credit risk for Wakefern; (C) has not given Wakefern reasonable assurances the Wakefern Branded Stores involved in the transaction will be operated by New Management having the requisite record of successful management experience; or (D) does not possess a high moral character.

kk.   "Wakefern Branded Stores" means the Marks, goodwill and images of any Wakefern licensed trademarked store or business.

ll.   "Wakefern Investment Policy" shall have the meaning ascribed to it in Article XI.

mm.   "Wakefern Interests" shall have the meaning ascribed to it in Article IX, Section 12(a)(ii).

nn.   "Wakefern Statement" shall mean statements issued from time to time by Wakefern to each Stockholder with respect to amounts due and owing to Wakefern from such Stockholder.

ARTICLE I

CORPORATE NAME

The name of this corporation is Wakefern Food Corp.

ARTICLE II

OFFICES

The principal office of Wakefern shall be in the City of Keasbey, State of New Jersey. Wakefern may also establish and have such other offices at such other places, within or without the State of New Jersey, as may be designated from time to time by the Board of Directors.

ARTICLE III

STOCKHOLDERS AND STOCK

Section 1.   Qualification. It is the intent and purpose of Wakefern, consistent with the cooperative plan upon which its business is conducted, to limit the ownership of its capital stock to partnerships, corporations, limited liability companies, limited liability partnerships, trusts or other entities that meet the qualifications hereinafter set forth in these By Laws.

Section 2.   Certificates Representing Shares. Certificates representing shares of capital stock of Wakefern shall conform to the requirements of the New Jersey Business Corporation Act and any other applicable provision of law and shall be signed by the Chairman or a Vice Chairman of the Board and by the Secretary or an Assistant Secretary or the Treasurer or Assistant Treasurer and may be sealed with the corporate seal or a facsimile thereof. In case any officer who has signed such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by Wakefern with the same effect as if he or she were such officer at the date of its issue. No certificate shall be issued for any share until such share is fully paid.

Section 3. <u>Fractional Share Interests</u>. Unless otherwise provided in the Certificate of Incorporation, Wakefern may, but shall not be obligated to, issue fractions of a share and certificates therefor. A certificate for a fractional share shall entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any distribution of assets of Wakefern in the event of liquidation.

Section 4. <u>Share Transfers</u>. Upon compliance with provisions restricting the transferability of shares contained in the Certificate of Incorporation, these By Laws and/or any lawful agreement to which the registered holder of shares of Wakefern is a party, transfers of shares of Wakefern shall be made only on the share records of Wakefern by the registered holder thereof, or by such holder's attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of Wakefern and on surrender of the certificate or certificates for such shares properly endorsed and the payment of all taxes due thereon.

Section 5. <u>Record Date for Stockholders</u>. For the purpose of determining the Stockholders with regard to any corporate action or event, and particularly for determining the Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, or entitled to give a written consent to any action without a meeting, or for the purpose of any other action, the directors may fix, in advance, a date as the record date for any such determination of Stockholders. Such date shall not be more than sixty (60) days prior to the Stockholders' meeting or other corporate action or event to which it relates. The record date for a Stockholders' meeting shall not be less than ten (10) days before the date of such meeting. The record date for determining Stockholders entitled to give a written consent shall not be more than sixty (60) days before the date fixed for tabulation of the consents or, if no date has been fixed for tabulation, more than sixty (60) days before the last day on which consents received may be counted. If no record date is fixed, the record date for a Stockholders' meeting shall be at the close of business on the day next preceding the day on which notice is given, or, if no notice is given, the day next preceding the day on which the meeting is held; and the record date for determining Stockholders for any purpose other than that specified in the preceding clause shall be at the close of business on the day on which the resolution of the directors relating thereto is adopted. When a determination of Stockholders of record for a Stockholders' meeting has been made as provided in this Section, such determination shall apply to any adjournment thereof, unless the Directors fix a new record date under this Section for the adjourned meeting.

ARTICLE IV

MEETINGS OF STOCKHOLDERS

Section 1. <u>Place of Meeting</u>. Each meeting of the Stockholders shall be held at such place, within or without the State of New Jersey, as shall be designated by the Board of Directors. In the absence of any such designation, Stockholders' meetings shall be held at the principal office of Wakefern.

Section 2.   Annual Meeting. The annual meeting of Stockholders for the election of Directors and for the transaction of such other business as may come before the meeting shall be held on such business day during the month of October of each year and at such hour as shall be fixed by the Board of Directors.

Section 3.   Special Meetings. Special meetings of Stockholders for any purpose or purposes, unless otherwise prescribed by law, may be called at any time by the Chairman of the Board or by order of the Board of Directors, and shall be called by the Chairman of the Board or Secretary at the request in writing of a Stockholder or Stockholders holding of record at least that percentage of the total number of shares of Class A Stock and Class C Stock then outstanding necessary to elect at least one third (1/3) of the Board of Directors. Special meetings shall be called by means of a notice as provided in Section 4 of this Article IV.   Each special meeting shall be held at the principal office of Wakefern unless otherwise designated by the Board of Directors.

Section 4.   Notice of Meetings. Except as otherwise provided by law, notice of each meeting of the Stockholders, whether annual or special, shall be given not less than ten (10) nor more than sixty (60) days before the day on which the meeting is to be held, to each Stockholder of record entitled to vote at such meeting by delivering a written notice thereof to such Stockholder personally, or by overnight delivery service, such as Federal Express or United Parcel Service, or by mailing such notice in a postage prepaid envelope addressed to such Stockholder at such Stockholder's post office address furnished by such Stockholder to the Secretary for such purpose, or, if such Stockholder shall not have furnished an address to the Secretary for such purpose, then at such Stockholder's post office address as it appears on the records of Wakefern, or by transmitting a notice thereof to such Stockholder at such address by telex, telegraph, cable, email, facsimile or other means of electronic communication. Every such notice shall state the place, date and hour of the meeting and the purpose or purposes for which the meeting is called. Notice of an adjourned meeting of the Stockholders shall not be required to be given, except when expressly required by these By Laws or by law. As provided in Article XVI of these By Laws, any Stockholder may waive the requirements of notice provided for herein.

Section 5.   Quorum. The holders of shares, entitling them to elect a majority of the Board of Directors, present in person or by proxy and entitled to vote at any meeting of the Stockholders, shall constitute a quorum.

Section 6.   Adjournments. At any annual or special meeting of Stockholders, the Stockholders present in person or by proxy and entitled to vote at such meeting, although less than a quorum, may adjourn the meeting from time to time without further notice (except as is otherwise required by law) other than by announcement at the meeting at which such adjournment is taken of the time and place of the adjourned meeting, until a quorum shall be present. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the original meeting.

Section 7.   Organization. At every meeting of the Stockholders, the Chairman of the Board or, in the Chairman's absence, the most senior Vice Chairman, or in such Vice Chairman's absence, a chairman chosen by a majority vote of the Stockholders present in person

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or by proxy and entitled to vote thereat, shall act as chairman of the meeting. The Secretary, or in the Secretary's absence, an Assistant Secretary, shall act as secretary of the meeting.

Section 8. <u>List of Stockholders</u>. It shall be the duty of the Secretary or other officer of Wakefern who shall have charge of its stock ledger, either directly or through another officer or agent of Wakefern designated by the Secretary or through a transfer agent or transfer clerk appointed by the Board of Directors, to prepare and certify, at least ten (10) days before every meeting of the Stockholders, a complete list of the Stockholders entitled to vote thereat, arranged in numerical order by assigned Stockholder number reflecting each class of stock and showing the address of each Stockholder and the number of shares of each such class registered in the name of each Stockholder. For said ten (10) days, such list shall be open at the principal offices of Wakefern, to the examination of any Stockholder for any purpose germane to the meeting, and shall be produced and kept at the time and place of said meeting during the whole time thereof and subject to the inspection of any Stockholder who shall be present thereat. The original or duplicate stock ledger shall be prima facie evidence as to who are the Stockholders entitled to examine such list or the books of Wakefern, or to vote in person or by proxy at such meeting.

Section 9. <u>Business and Order of Business</u>. At each annual meeting of the Stockholders, such business may be transacted as may properly be brought before such meeting, whether or not such business is stated in the notice of such meeting or in a waiver of notice thereof, except as otherwise by law or by the Certificate of Incorporation or by these By Laws expressly provided. At each special meeting of the Stockholders, such business may be transacted as may be properly brought before such meeting, provided that such business is stated in the notice of such meeting or in a waiver of notice thereof, except as otherwise by law or by the Certificate of Incorporation or by these By Laws expressly provided. The order of business at all meetings of the Stockholders shall be as determined by the chairman of the meeting.

Section 10. <u>Voting</u>. Except as otherwise provided by law or by the Certificate of Incorporation or by these By Laws with respect to any class of capital stock of Wakefern, each Stockholder of record shall be entitled at each meeting of Stockholders to one (1) vote for each share of capital stock of Wakefern registered in such Stockholder's name on the books of Wakefern. Shares of Wakefern belonging to Wakefern, or shares of stock owned by a Stockholder as to whom the Board of Directors shall have determined in accordance with Article IX of these By Laws is required to sell its shares to Wakefern, shall not be voted. Each holder of record of Class A Stock entitled to vote at any election of Directors shall be entitled to cumulate the votes represented by such holder's Class A Stock and shall thereupon be entitled to cast a number of votes equal to the number of Directors to be elected by the holders of all issued and outstanding Class A Stock multiplied by the number of votes to which such holder's Class A Stock is entitled, and such votes may be distributed among as many candidates as such holder thinks fit. Holders of record of Class C Stock shall have no such right to cumulate the votes represented by their Class C Stock in the election of Directors, and Directors who are to be elected by the holders of Class C Stock shall be elected by a plurality of the votes cast by such holders.

At all meetings of the Stockholders, all matters (except where other provision is made by law or by the provisions of the Certificate of Incorporation or these By Laws, including, without limitation, with respect to the election of Directors) shall be decided by a majority of the votes cast by the Stockholders present in person or by proxy and entitled to vote thereat, a quorum being present. Election of Directors shall be by ballot. Unless required by law, or demanded by a Stockholder present in person or by proxy at such meeting and entitled to vote thereat, or determined by the chairman of the meeting to be advisable, the vote on any question other than election of Directors need not be by ballot. Upon a demand by any such Stockholder for a vote by ballot upon any question, such vote shall be taken by ballot. On a vote by ballot, each ballot shall be signed by the Stockholder voting or by its proxy, as such if there be such proxy, and shall state the number and class of shares voted by such Stockholder or proxy.

Section 11. Inspectors of Election. The chairman may, and at the request of a majority of the Stockholders present in person or by proxy and entitled to vote thereat shall, appoint two (2) inspectors of election for each meeting of Stockholders. The inspectors shall decide upon the qualification of votes and the validity of ballots, count the votes and declare the results. Inspectors need not be Stockholders.

Section 12. Proxies. Every Stockholder entitled to vote at a meeting of Stockholders or to express consent without a meeting may authorize another person or persons who need not be a Stockholder to act for such Stockholder by proxy. Every proxy must be signed by the Stockholder or its agent, except that a proxy may be given by a Stockholder or its agent by telegram, telex, cable, telephonic transmission, email, facsimile, or other means of electronic communication. No proxy shall be valid for more than eleven (11) months, unless a longer time is expressly provided in the proxy, but in no event shall a proxy be valid after three (3) years from the date of execution. Unless it is coupled with an interest, a proxy shall be revocable at will. The presence at any meeting of any Stockholder who has given a proxy shall not revoke such proxy unless the Stockholder shall file written notice of such revocation with the Secretary of the meeting prior to the voting of such proxy. An individual named in a proxy as the attorney or agent of a Stockholder may, if the proxy so provides, substitute another individual to act in said proxy's place, including any other individual named as an attorney or agent in the same proxy. The substitution shall not be effective until an instrument affecting it is filed with the Secretary of Wakefern.

Section 13. Stockholder Action Without A Meeting. Except as otherwise provided by the New Jersey Business Corporation Act or the Certificate of Incorporation, any action required or permitted to be taken at a meeting of Stockholders, other than the annual election of Directors, may be taken without a meeting upon the written consent of the Stockholders who would have been entitled to cast at least the minimum number of votes which would be required to authorize such action at a meeting at which all Stockholders entitled to vote thereon were present and voting. In the event of such written action, prompt notice of such action shall be given to all Stockholders who would have been entitled to notice of a meeting and to vote upon the action if such meeting were held.

The written consents of the Stockholders shall be filed with the minutes of proceedings of Stockholders.

ARTICLE V

BOARD OF DIRECTORS

Section 1.   General Powers; Definitions. The Board of Directors shall manage and conduct the property, affairs and business of Wakefern and may exercise all such authority and powers of Wakefern and do all such lawful acts and things as are not by law, the Certificate of Incorporation or these By Laws directed or required to be exercised or done by the Stockholders.

Section 2.   Number and Term of Office. The number of Directors shall not be less than twenty (20) nor more than twenty two (22), of whom twelve (12) Directors (referred to hereinafter as "Common A Directors") shall be nominated and elected only by the holders of record of Class A Stock and the remaining Directors (referred to hereinafter as "Common C Directors") only by the holders of record of Class C Stock. Within such limits, the number of Directors constituting the entire Board of Directors shall be determined as provided in the Certificate of Incorporation. Each Director shall hold office until the annual meeting of the Stockholders next following the Director's election and until a successor shall have been elected and shall qualify, unless the Director shall earlier die, become disqualified, resign, be declared mentally incompetent by a court of competent jurisdiction or be removed in the manner hereinafter provided.

Section 3.   Qualification. An individual shall be qualified to serve as a Director only if and so long as (A) such individual beneficially owns outstanding securities possessing five percent (5%) or more of the combined voting power of all outstanding securities of, or is a partner or member of, a Stockholder, (B) such individual is actively engaged in the operation of such Stockholder's supermarket business, (C) such individual has not yet attained the age of seventy-five; and (D) the Board of Directors shall not have determined, in accordance with Article IX of these By Laws, that such Stockholder is required to sell its stock to Wakefern and its relationship with Wakefern be terminated. Whenever (i) the Stockholder with which the individual Director is associated or affiliated ceases to be the record and beneficial owner of shares of stock of Wakefern necessary for the Director's qualification as a Director, or (ii) the Board of Directors shall have determined that such Stockholder is required to sell its stock to Wakefern and its relationship with Wakefern should be terminated, or (iii) such Director ceases to be a shareholder, partner, member or senior executive officer of such Stockholder, actively engaged in the operation of such Stockholder's supermarket business, such Director shall thereupon also cease to be a Director without any further action on his or her part or on the part of the Board of Directors or the Stockholders. Notwithstanding anything to the contrary contained herein: (a) no more than one (1) individual associated or affiliated with a Stockholder shall be qualified to serve as a Director; (b) any two (2) Stockholders who are directly or indirectly affiliated with each other by reason of one (1) such holder owning a least five percent (5%) of the equity capital of the other such holder or which are directly or indirectly controlled by the same person, shall not be represented on the Board of Directors of Wakefern by more than one (1) Director; and (c) any three (3) or more Stockholders which are directly or indirectly affiliated with each other through ownership of at least five percent (5%) of the equity capital of an entity engaged in the supermarket business or which are directly or indirectly controlled by

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the same person shall not be represented on the Board of Directors of Wakefern by more than two (2) Directors or by more than such greater number of Directors as at least twelve (12) of the disinterested Directors then in office shall determine.

Section 4. <u>Quorum and Manner of Acting</u>. Twelve (12) Directors (irrespective of the classes of stock which said Directors represent) shall constitute a quorum for the transaction of business at any meeting. The act of at least twelve (12) of the Directors present at any meeting (irrespective of the classes of stock which said Directors represent) shall be the act of the Board of Directors. A majority of the Directors present may adjourn any meeting from time to time. Notice of any adjourned meeting shall be given in the manner provided in Section 8 of this Article V.

Section 5. <u>Place of Meeting</u>. The Board of Directors may hold its meeting at such place or places, within or without the State of New Jersey, as the Board may from time to time determine.

Section 6. <u>Regular Meeting</u>. The Board of Directors shall hold a regular meeting for the purpose of organization, the election of the officers of Wakefern and the transaction of other business as soon as practicable after each annual meeting of Stockholders and on the day and at the place as may be provided by resolution of the Board. Other regular meetings of the Board of Directors may be held at such time and place as may be fixed from time to time by the Board.

Section 7. <u>Special Meetings</u>. Special meetings of the Board of Directors shall be called by the Secretary or an Assistant Secretary at the request of the Chairman of the Board, or at the request in writing of no less than eight (8) Directors stating the purpose or purposes of such meeting.

Section 8. <u>Notice of Regular and Special Meetings</u>. Notice of each regular and special meeting of the Board of Directors shall be sent to each Director, addressed to the Director's residence or usual place of business by overnight delivery service, such as Federal Express or United Parcel Service or by personal delivery, first class mail, telex, telegraph, cable, facsimile, email or other electronic means of communication, at least two (2) days or forty eight (48) hours before the day on which the meeting is to be held. Every such notice shall state the time and place of the meeting. In the case of a regular meeting, such notice need not state the purpose or purposes of the meeting; but in the case of a special meeting, such notice shall state the purpose or purposes of the meeting. As provided in Article XVI of these By Laws, any Director may waive the notice requirements provided for herein.

Section 9. <u>Organization</u>. At each meeting of the Board of Directors, the Chairman of the Board, or in the Chairman's absence, the most senior Vice Chairman present, shall act as chairman of the meeting. The Secretary, or in the Secretary's absence an Assistant Secretary or any individual appointed by the chairman of the meeting, shall act as secretary of the meeting.

Section 10. <u>Business and Order of Business</u>. At each regular meeting of the Board of Directors, such business may be transacted as properly may be brought before the meeting, whether or not such business is stated in the notice of such meeting or in a waiver of notice thereof, except as otherwise expressly provided by law, the Certificate of Incorporation or these By Laws. At each special meeting of the Board of Directors, such business may be transacted as properly may be brought before the meeting, provided, however, that such business is stated in the notice of such meeting or in a waiver of notice thereof, except as otherwise expressly provided by law, the Certificate of Incorporation, or these By Laws. At all meetings of the Board of Directors, business shall be transacted in the order determined by the chairman of the meeting, unless otherwise determined by the Board.

Section 11. Consent of Directors in Lieu of Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all Directors consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board.

Section 12. Resignations. Any Director may resign at any time by giving written notice to the Board of Directors. The resignation of any Director shall take effect at the date of receipt of such notice or at any later date specified therein; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 13. Removal of Directors. One (1) or more or all of the Directors may be removed for cause by the Stockholders by the affirmative vote of a majority of the votes cast by the holders of stock of the class entitled to vote for the election of the Director or Directors to be removed, subject to the following qualifications:

(a) Any Common A Director may be removed by vote of the holders of record of a majority of the total number of shares of Class A Stock issued, outstanding and entitled to vote in the election of Directors at the time of such removal.

(b) Any Common C Director may be removed by vote of the holders of record of a majority of the total number of shares of Class C Stock issued, outstanding and entitled to vote in the election of Directors at the time of such removal.

(c) No Director may be removed by the Stockholders without cause. No Director may be removed by the Board of Directors without cause. The Board of Directors shall have power to suspend the authority of a Director to act as such pending a final determination that cause exists for removal and a vote to that effect, by the requisite vote of Stockholders. Upon the affirmative vote of no less than fourteen (14) Directors, the Board may vote to remove a Director for cause.

(d) No acts of the Board of Directors done during the period when a Director has been suspended or removed for cause shall be impugned or invalidated if the suspension or removal is thereafter rescinded by the Stockholders or by the Board of Directors or by the final judgment of a court of competent jurisdiction.

Section 14. Vacancies. Any vacancy in the Board of Directors caused by death, resignation, disqualification, removal or judicial declaration of mental incompetency of a Director may be filled as follows: (i) a vacancy caused by the death, resignation, disqualification, removal or judicial declaration of mental incompetency of a Common A Director may be filled only by the remaining Common A Directors then in office, provided said remaining Common A Directors constitute a majority of the entire number of authorized Common A Directors; (ii) a vacancy caused by the death, resignation, disqualification, removal or judicial declaration of mental incompetency of a Common C Director may be filled only by the remaining Common C Directors then in office, provided said remaining Common C Directors constitute a majority of the entire number of authorized Common C Directors; and (iii) in the event that the requisite majority of Common A Directors or Common C Directors as the case may be, are not then in office, said vacancy shall be filled by a class vote of holders of Class A Stock or Class C Stock, as the case may be, in accordance with the Certificate of Incorporation and Section 2 of this Article.

Section 15. <u>Meetings by Conference Telephone</u>. The members of the Board of Directors or any committee elected or designated by the Board of Directors may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all individuals participating in the meeting can hear and speak to each other, and participation in a meeting pursuant to this Section 15 shall constitute presence in person at such meeting.

ARTICLE VI

COMMITTEES

Section 1. <u>Finance and Credit Committee</u>. The Finance and Credit Committee shall be a standing committee of the Board of Directors composed of not less than five (5) Directors. All members of the Finance and Credit Committee shall be Directors of Wakefern appointed to serve on such committee by the Chairman of the Board. The Finance and Credit Committee shall provide oversight of Wakefern's internal audit and the independent registered public accounting firm retained to conduct the audit of Wakefern's financial statements (including oversight of such accountant's appointment, compensation and qualifications) and shall carry on Wakefern's financial and audit activities between meetings of the Board of Directors. The Finance and Credit Committee shall also be responsible for overseeing an effective compliance and ethics program that shall be reasonably designed, implemented and enforced so that the program is generally effective in preventing and detecting improper conduct, including compliance with applicable federal, state and local laws and regulations (the "Compliance Program"). The Finance and Credit Committee shall advise the Board of Directors concerning the (i) financial affairs and policies of Wakefern, (ii) the effectiveness of Wakefern's system of internal controls and policies and procedures for managing and assessing operational risk, (iii) the integrity of the financial statements of Wakefern and (iv) the effectiveness of the Compliance Program. The Finance and Credit Committee may form, and delegate authority to, subcommittees when appropriate, the members of which will be appointed by the Chairman of the Board. Any subcommittee formed pursuant to this Section 1 shall report directly to the Finance and Credit Committee.

Section 2. <u>Site Development Committee</u>. (a) The Site Development Committee shall be a standing committee of the Board of Directors composed of a minimum of five (5) but not more than seven (7) qualified individuals elected annually by the Board of Directors. The Chairman of the Board shall recommend to the Board of Directors, and the Board of Directors, by an affirmative vote of no less than fourteen (14) Directors, shall elect the individuals to serve on the Site Development Committee, at least three of whom shall satisfy the following requirements: Two (2) individuals shall have held significant responsible management positions in the supermarket industry or in other marketing or retailing industries, and shall have had considerable experience in marketing or retailing or in making site selection determinations; and one (1) individual shall be a respected individual of the community, having relevant professional or academic credentials. The Board of Directors may elect up to four (4) additional individuals to serve on the Site Development Committee. Each additional individual chosen to serve on the Site Development Committee may meet either of the Site Development Committee membership service criteria. A quorum of the Site Development Committee shall consist of a majority of Committee members. No individual chosen to serve on the Site Development Committee shall serve more than three (3) years in succession unless that individual is reelected after such three (3) year period by an affirmative vote of at least sixteen (16) Directors. No individual chosen to serve on the Site Development Committee shall serve more than five (5) years in succession or more than seven (7) years in total as a member of the Site Development Committee unless that individual is reelected after such five (5) year period or such seven (7) or more years of service by an affirmative vote of at least seventeen (17) Directors. No individual chosen to serve on the Site Development Committee shall be a present or past Director and/or Stockholder, or a present or former employee of Wakefern or a relative, employee or affiliate of any of the above. The President, the Executive Vice President, the Chief Financial Officer, and the General Counsel of Wakefern shall serve as advisors and consultants to the Site Development Committee. All actions by the Site Development Committee shall be by a majority vote. Any member of the Site Development Committee may be removed, with or without cause, by the Board by an affirmative vote of no less than fourteen (14) Directors. The Site Development Committee and the Board of Directors shall follow SDC Procedures.

(b)   The Site Development Committee shall be authorized, so as to further the best interests of Wakefern and to further the promotion and development of Wakefern Branded Stores and the goodwill and image associated therewith, on an ongoing basis, to investigate and evaluate markets, and to make market analyses, surveys, forecasts and expansion plans to recommend areas in which new Wakefern Branded Stores should be located. The Site Development Committee shall make recommendations of areas for new Wakefern Branded Stores to the Board of Directors and shall supervise the development of the site location information.

(c)   The Site Development Committee shall have the power and authority, so as to further the best interests of Wakefern and Wakefern Branded Stores, to entertain, investigate and evaluate applications by Stockholders or entities approved by the Board of Directors for new Wakefern Branded Stores and sites for new Wakefern Branded Stores. The Site Development Committee shall have the authority to recommend the form of application and have the exclusive authority to grant, defer or deny such applications and its decision, upon filing with the Chairman of the Board and the Board of Directors, shall be final, unless an applicant or any Stockholder who comments on an application appeals the decision of the Site Development Committee to the Board of Directors within ten (10) days after receipt of written notice of the

Site Development Committee's decision, in which case the Board of Directors may override the Site Development Committee's decision upon an affirmative vote of no less than fourteen (14) Directors, or, absent such an appeal by an applicant, unless the Board of Directors overrides the Site Development Committee's decision upon an affirmative vote of no less than fourteen (14) Directors within fourteen (14) days after the Site Development Committee has filed its decision with the Chairman of the Board and the Board of Directors or, if not practicable, at the next regularly scheduled Board meeting; provided, however, that an applicant may petition the Board of Directors to grant an application, upon an affirmative vote of at least twelve (12) Directors, if the Site Development Committee fails to grant or deny such application within sixty (60) days after the applicant has filed its application, or within forty five (45) days after the applicant filed its application if expedited consideration is requested with the application; provided further, however, that such petition, while pending, shall be superseded by a grant or denial of the application by the Site Development Committee, and the failure to obtain an affirmative vote of at least twelve (12) Directors granting such petition shall in no way prejudice the applicant's application before the Site Development Committee which, thereafter, shall promptly make its independent determination to grant or deny the application. The Board of Directors shall delineate in the SDC Procedures, the basis upon which the Board of Directors shall review an application for a site when an application is first filed, without in any way preempting the authority of the Site Development Committee, and the basis upon which the Board of Directors may, absent an appeal by an applicant for a site, override a decision by the Site Development Committee.

(d)   The Site Development Committee shall have the authority to impose conditions upon the consideration and approval of such applications including, but not limited to, conditioning consideration on the furnishing of certain information and an undertaking to assume certain expenses incurred in the consideration of the application, and conditioning approval upon the actual commencement of construction and development of a Wakefern Branded Store or a new site for a Wakefern Branded Store within a specific period of time.

(e)   Application to the Site Development Committee for sites for new Wakefern Branded Stores and alternate format stores shall be received only from:

(i) a Stockholder, who, at the time of such application:

(A)   operates at least one (1) Wakefern Branded Store, pursuant to a validly existing written license agreement with Wakefern; and

(B)   is in compliance with these By Laws, including, without limitation, the stock transfer requirements of Article IX of these By Laws, the Stockholders' Agreement, and all Board-mandated programs;

(ii) Wakefern or any subsidiary thereof; or

(iii) any person approved by the Board of Directors.

(f)   The Site Development Committee shall entertain and consider applications for Wakefern Branded Stores only by persons qualified under Subsection (e) above. The Site

Development Committee shall be empowered to approve applications for new Wakefern Branded Stores only if the new supermarket or store will comply, and be operated in accordance, with the image of the applicable Wakefern Branded Store, as developed and articulated from time to time by the Board of Directors.

(g)   Every Stockholder materially benefits from the approval, development and opening of a Wakefern Branded Store, whether by itself or by another Stockholder, and any and all Stockholders who make application for a proposed site or comment on an application or receive Patronage Dividends from Wakefern by those actions has hereby agreed to abide by the terms of the SDC Procedures, as approved from time to time by the Board of Directors, including such provisions that may impose sanctions, remedies and penalties if the Site Development Committee determines that any interference by a Stockholder with a Site Development Committee approved site is occurring or has occurred.

(h)   By submitting and/or commenting on an application, or receiving Patronage Dividends from Wakefern, and otherwise being afforded the benefits of being a Stockholder, each Stockholder has hereby agreed to be bound by any and all decisions of the Site Development Committee and the Board of Directors, which may confirm, modify or otherwise act upon the application. As consideration for the privilege to make an application to the Site Development Committee or to comment on a pending application, or to receive Patronage Dividends from Wakefern, each Stockholder must abide by the SDC Procedures.

(i)   All decisions of the Site Development Committee shall be final, subject to (i) Board review upon an appeal by an applicant or any Stockholder who comments on an application or (ii) absent an appeal, an override by the Board of Directors as set forth in Section 2(c) of this Article VI. By submitting and/or commenting on an application, or receiving Patronage Dividends from Wakefern, and otherwise being afforded the benefits of being a Stockholder, each Stockholder has hereby agreed that no judicial review shall be sought or permitted of: (1) any determination of the Site Development Committee; (2) any Board determination in connection with this Section 2, (A) after review upon appeal by an applicant or any Stockholder who comments on an application; or (B) absent an appeal, upon the affirmative vote of no less than fourteen (14) Directors within fifteen (15) days after the Site Development Committee has filed its decision with the Chairman of the Board of Directors and the Board of Directors; or (3) the SDC Procedures.

Section 3.   Property Management Committee. The Property Management Committee shall be a standing committee of the Board of Directors composed of not less than five (5) individuals who are Directors of Wakefern, Stockholders of Wakefern, or affiliated with a Stockholder either as shareholders, partners, members, directors or senior executive officers of such Stockholder, the number and appointments of whom shall be determined by the Chairman of the Board. The Property Management Committee shall make recommendations to the Board of Directors regarding the lease or purchase of capital equipment and other capital expenditures.

Section 4.   Nominating Committee. The Nominating Committee shall be a standing committee of the Board of Directors composed of not less than five (5) nor more than nine (9) individuals, each of whom shall have the qualifications for being a Director of Wakefern as set forth in Section 3 of Article V, and the number and appointments of whom shall be determined by the Chairman of the Board. At least one (1) member of the Nominating Committee shall be a Director of Wakefern. The Chairman of the Nominating Committee shall be a Director of Wakefern and shall be appointed by the Chairman of the Board. The Nominating Committee shall make annual recommendations to the Stockholders of Wakefern with respect to candidates for election to the Board of Directors at the annual meeting of Stockholders.

Section 5. <u>Trade Name and Trademark Committee</u>. The Trade Name and Trademark Committee (hereinafter, "TTC") shall be a standing committee composed of not less than five (5) and not more than ten (10) Directors of Wakefern who shall be appointed annually by the Chairman of the Board. The TTC shall consider and recommend to the Board of Directors action with respect to the following: (i) granting, enforcement and termination of licenses to Stockholders and other parties to use the Marks; (ii) establishing the terms and conditions of each such license, including the form of license agreement between Wakefern and its Stockholders and amendments or modifications thereof; (iii) new uses of the Marks and such other trade names and trademarks as may be owned, controlled or developed by Wakefern; (iv) current uses of the Marks, including assessing the desirability of obtaining additional legal protection therefor; (v) granting, enforcement and termination of licenses to use the Marks and Wakefern's copyrightable works to non-Stockholders and other persons who are not eligible under these By Laws to make site applications to the Site Development Committee; (vi) evaluation of potential new Stockholders with respect to their suitability to operate a Wakefern Branded Store and (vii) creation, maintenance, updating and enforcement of policy manuals governing the proper use and display of the Marks and Wakefern's copyrightable works. Decisions of the TTC may be reviewed by the Board of Directors upon the request of any Stockholder or upon the request of the TTC by its own motion.

Section 6. <u>Other Committees</u>. In addition to the standing committees of the Board of Directors ("Standing Committees"), the Chairman of the Board or Board of Directors may from time to time create such other corporate committees ("Corporate Committees" and, together with Standing Committees, collectively, "Committees") composed of not less than three (3) individuals who are affiliated with Stockholders of Wakefern either as directors, officers or employees of such Stockholders (hereinafter referred to as "Stockholder affiliates"), to advise the Board of Directors, and the officers and associates of Wakefern, with respect to such matters as the Chairman of the Board or Board of Directors shall deem advisable and with such functions, powers and authority as the Chairman of the Board or Board of Directors shall prescribe; <u>provided, however</u>, that no such Corporate Committee shall exercise any of the powers or authority of the Board of Directors in the management of the business and affairs of Wakefern.

Section 7. <u>Rules and Procedures</u>.

(a) Each Committee member must execute a Letter Agreement for Committee Appointment, setting forth the obligation to act in the best interest of Wakefern and maintain the confidentiality of Wakefern's proprietary information, in form and substance approved by the Chairman of the Board.

(b) Unless otherwise specifically provided in these By Laws, a quorum of any Committee of the Board shall consist of one (1) more than a majority of the members of such

Committee, present in person or by phone or similar communications equipment by means of which all individuals participating in the meeting can hear and speak to each other, and action shall require the affirmative vote of a majority of the members thereof present and voting at a meeting at which a quorum is present.

(c)   The Chairman of the Board shall designate one (1) member of each Standing Committee and Corporate Committee to be such Committee's chairman, who shall preside over the meetings of such Committee. The Committee chairman shall be responsible for calling and scheduling meetings of the committee and providing the committee with a written agenda for each meeting. Notwithstanding the foregoing, the committee chairman shall provide at least forty-eight (48) hours prior notice of any meeting, or such shorter notice as shall be approved by the committee. The Chairman of the Board may designate one (1) or more Vice Chairman of each Committee who shall assist the chairman of the Committee. In the absence of the chairman at a duly convened Committee meeting, the Vice Chairman shall serve as chairman of the meeting.

(d)   Each Committee shall meet as often as may be deemed necessary or appropriate, and each Committee chairman shall present a report on such Committee's activities and proceedings when requested by the Chairman of the Board at regularly scheduled or special meetings of the Board of Directors.

(e)   Except as otherwise provided in these By Laws, the Chairman of the Board or the Board of Directors shall have the power to change the number of members of any Corporate Committee, to fill Committee vacancies and to discharge any such Committee, either with or without cause, at any time. Any member of a Standing Committee may be removed therefrom at any time, with or without cause, by the affirmative vote of no less than fourteen (14) Directors of Wakefern.

ARTICLE VII

EXECUTIVE OFFICERS AND OPERATING OFFICERS

Section 1.   Number. The Executive Officers of Wakefern shall be a Chairman of the Board, one (1) or more Vice Chairmen, a Secretary and a Treasurer. The Board of Directors shall determine the number of Vice Chairmen and may from time to time elect such other Subordinate Executive Officers as it may deem desirable, including one (1) or more Assistant Secretaries and one (1) or more Assistant Treasurers. The Operating Officers of Wakefern shall be the President, Executive Vice President, if one is appointed, General Counsel, and Chief Financial Officer, and such subordinate officers as may be appointed in accordance with the provisions of Section 2 of this Article VII. Except as otherwise prohibited by the New Jersey Business Corporation Act or these By Laws, one (1) individual may hold the offices and perform the duties of any two (2) or more of said officers.

Section 2.   Subordinate Operating Officers. In addition to the Operating Officers enumerated in Section 1 of this Article VII, Wakefern may have such subordinate officers as the President may deem necessary (including, but not limited to, one (1) or more

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Senior Vice Presidents and Vice Presidents), each of which Subordinate Operating Officers shall have such authority and perform such duties as are determined by the President. The President shall have the power to appoint or remove the General Counsel, the Chief Financial Officer, or any Subordinate Operating Officer.

Section 3. Qualifications, Election and Term of Office. Only individuals (a) who are Directors of Wakefern and (b) who beneficially own five percent (5%) or more of the voting equity of a Stockholder shall be eligible to be Chairman of the Board, a Vice Chairman, Secretary, an Assistant Secretary, Treasurer, an Assistant Treasurer or other executive officer. No Operating Officer shall be a Director of Wakefern. Unless otherwise approved by the affirmative vote of no less than fourteen (14) Directors, no Operating Officer shall be affiliated with any Stockholder, whether by equity ownership, officership, directorship, employment, family relationship by blood or marriage, or otherwise. Except for General Counsel, Chief Financial Officer, and Subordinate Operating Officers who shall be appointed by the President as set forth in Section 2 of this Article VII, all Executive Officers and the President and Executive Vice President, shall be elected by the Board of Directors. Each officer shall hold office until a successor is chosen and shall have qualified or until the officer's earlier death, resignation or removal.

Section 4. Removal. Any officer elected by the Board of Directors may be removed, either with or without cause, at any time, by the affirmative vote of no less than fourteen (14) Directors.

Section 5. Resignations. Subject to the terms of any agreement as to the officer's services, any officer elected by the Board of Directors or by the President and any subordinate officer may resign at any time by giving written notice to the Board of Directors or the President, respectively. Any such resignation shall take effect at the date of receipt of such notice or at any later date specified therein; and, unless otherwise specified therein; the acceptance of such resignation shall not be necessary to make it effective.

Section 6. Vacancies. A vacancy in any office because of death, resignation, removal or any other cause shall be filled for the unexpired portion of the term in the manner prescribed in these By Laws for election or appointment to such office.

Section 7. The Chairman of the Board. The Chairman of the Board shall be the chief executive officer of Wakefern. The Chairman of the Board shall preside at all meetings of the Stockholders and of the Board of Directors. Subject to the control of the Board of Directors, the Chairman of the Board shall provide general leadership in matters of policy and planning and formulate recommendations to the Board of Directors for its action and decision. Except as otherwise provided in these By Laws, in the absence or disability of the Chairman of the Board, the Chairman's duties shall be performed and powers may be exercised by the most senior Vice Chairman able to perform such duties and exercise such powers. The Chairman of the Board shall also have such other powers and perform such other duties as are prescribed by these By Laws or as from time to time may be assigned to the Chairman of the Board by the Board of Directors.

Section 8.   The Vice Chairmen.   The Board of Directors shall elect one or more Vice Chairmen whose seniority shall be determined by the order of their nomination and election in each year of appointment.   Each Vice Chairman shall assist the Chairman of the Board and shall have such powers and perform such duties as may, from time to time, be assigned to such Vice Chairman by the Board of Directors or the Chairman of the Board.   In the absence or disability of the Chairman of the Board, the most senior Vice Chairman shall preside at all meetings of the Stockholders and of the Board of Directors, and perform all duties and exercise all powers of the Chairman of the Board.

Section 9.   The President.   Subject to the control of the Board of Directors and the Chairman of the Board, the President shall be the chief operating officer.   As such, the President shall perform or have performed all duties incident to the day to day management of the operations of Wakefern and shall make recommendations on matters of policy and planning to the Board of Directors and Executive Officers.   In the absence or disability of the President, the President's duties shall be performed and powers may be exercised by the Executive Vice President, if one is currently appointed, or by any officer designated by the Board of Directors or the Chairman of the Board.   The President also shall have such other powers and perform such other duties as are prescribed by these By Laws or as from time to time may be assigned to the President by the Board of Directors or the Chairman of the Board.

Section 10.   The Executive Vice President.   The Executive Vice President, if one is appointed, shall assist the President in the day to day management of the business operations of Wakefern and shall have such powers and perform such duties as may, from time to time, be assigned to the Executive Vice President by the Board of Directors or the President. In the absence or disability of the President, the Executive Vice President shall perform all duties and exercise all powers of the President.

Section 11.   The Secretary.   The Secretary shall keep or cause to be kept, in hard copy or electronic format, the minutes of the meetings of the Stockholders, of the Board of Directors and of all committees created by the Board of Directors; shall give, or cause to be given, all notices required by the provisions of these By Laws or as required by law; shall be custodian of the records and of the seal of Wakefern and see that the seal is affixed to all documents the execution of which on behalf of Wakefern under its seal is duly authorized; shall keep or cause to be kept a register of the name and post office address of each Stockholder, and make or cause to be made all proper changes in such register; shall see that the books, reports, statements, certificates and all other documents and records required by law are properly kept and filed; and in general, shall perform all duties incident to the office of Secretary and shall have such other powers and perform such other duties as are prescribed by these By Laws or as from time to time may be assigned to the Secretary by the Board of Directors or the Chairman of the Board.

Section 12.   Assistant Secretaries.   The Assistant Secretaries shall have such powers and perform such duties as are prescribed by these By Laws or as from time to time may be assigned to them by the Board of Directors or the Chairman of the Board.

Section 13.   The Treasurer.   The Treasurer shall give such bond, if any, for the faithful performance of the Treasurer's duties as the Board of Directors or the Chairman of the

Board shall require. The Treasurer shall have charge of, and be responsible for, all funds and securities of Wakefern, and shall ensure deposit of all such funds in the name of Wakefern in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of these By Laws; shall render a statement of the condition of the finances of Wakefern at all regular meetings of the Board of Directors, if called upon to do so, and a full financial report at the annual meeting of the Stockholders if called upon to do so; shall be responsible for receiving, and giving receipts for, monies due and payable to Wakefern from any source whatsoever; and, in general, shall perform all the duties incident to the office of Treasurer and shall have such other powers and perform such other duties as are prescribed by these By Laws or as from time to time may be assigned to the Treasurer by the Board of Directors or the Chairman of the Board.

Section 14.   Assistant Treasurers. Each of the Assistant Treasurers shall give such bond, if any, for the faithful performance of the Assistant Treasurer's duties as the Board of Directors or the Chairman of the Board shall require. The Assistant Treasurers shall have such powers and perform such duties as are prescribed by these By Laws or as from time to time may be assigned to them by the Board of Directors or the Chairman of the Board.

Section 15.   Remuneration of Directors. No member of the Board of Directors, whether or not an executive officer, shall at any time receive any salary, compensation for services, benefit or gain while a member of the Board of Directors.

Section 16.   General Counsel. The General Counsel shall be the chief legal officer of Wakefern and shall be responsible for all matters of legal import concerning Wakefern. The General Counsel shall report to the President and the Chairman of the Board and communicate to the Board of Directors. The General Counsel shall perform all duties incident to the position of general counsel and, among other things, shall be responsible for: (i) establishing and enforcing, under the direction of the Finance and Credit Committee, the Compliance Program, (ii) establishing standards and procedures to prevent and detect improper conduct, (iii) using reasonable efforts not to include within Wakefern's management, Board of Directors, and positions of substantial authority any individual who has engaged in illegal activities or other conduct inconsistent with the Compliance Program, (iv) communicating periodically to Wakefern's management, Chairman of the Board, Board of Directors, employees and agents, and generally educating such individuals, with respect to Wakefern's standards and procedures and other aspects of the Compliance Program, (v) monitoring and periodically evaluating the effectiveness of these standards and procedures and the Compliance Program for compliance with the U.S. Federal Sentencing Guidelines, as amended (the "Sentencing Guidelines"), and recommending to the Board of Directors any changes or revisions to such policies and procedures and the Compliance Program that may be deemed, warranted or necessary, (vi) promoting and enforcing the Compliance Program, (vii) if improper conduct is detected, taking reasonable steps to respond appropriately to the improper conduct and preventing further similar improper conduct, including making any necessary modifications to the Compliance Program, and (viii) periodically assessing the risk of improper conduct and taking any other action as may be necessary to ensure that Wakefern has established an "Effective Compliance and Ethics Program", as set forth in § 8B2.1, or any other applicable Section of the Sentencing Guidelines.

Section 17.   Chief Financial Officer.   The Chief Financial Officer shall be the principal financial officer of Wakefern.   He or she shall render such accounts and reports as may be required by the Board of Directors or any committee of the Board.   The financial records, books and accounts of Wakefern shall be maintained subject to the Chief Financial Officer's direct or indirect supervision.   The Chief Financial Officer shall also be responsible for the following (as each such calculation or determination is required by the Stockholders' Agreement):   (i) calculating each Stockholder's Minimum Patronization Requirements and determining whether each such Stockholder's Purchase Volume equals or exceeds such Minimum Patronization Requirements; (ii) calculating any Withdrawal Payment in connection with a Withdrawal; (iii) calculating any Sale of a Store Payment; and (iv) determining whether any store is an Underfacilitated Store.   The Chief Financial Officer shall report to the President and Chairman of the Board and communicate to the Finance and Credit Committee and Board of Directors.

ARTICLE VIII

CONTRACTS, CHECKS, BANK ACCOUNTS, ETC.

Section 1.   Authority to Execute Contracts, Etc.   The Board of Directors may authorize any officer or officers, agent or agents, or employee or employees of Wakefern to enter into any contract or execute and deliver any instrument in the name and on behalf of Wakefern, and such authority may be general or confined to specific instances.

Section 2.   Checks, Drafts, Etc.   All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of Wakefern shall be signed on behalf of Wakefern by such officer or officers, or employee or employees, of Wakefern as shall from time to time be determined by resolution of the Board of Directors.   Each of such officers and employees shall give such bond, if any, as the Board of Directors may require.

Section 3.   Deposits.   All funds of Wakefern shall be deposited from time to time to the credit of Wakefern in such banks, trust companies or other depositories as the Board of Directors may from time to time designate, and, for the purpose of such deposit, any individual designated by the Board of Directors may endorse, assign and deliver checks, drafts, and other orders for the payment of money which are payable to the order of Wakefern.

Section 4.   General and Special Bank Accounts.   The Board of Directors may from time to time authorize the opening and keeping with such banks, trust companies or other depositories as it may designate of general and special bank accounts, and it may make such special rules and regulations with respect thereto, not inconsistent with the provisions of these By Laws, as it may deem expedient.

Section 5.   Voting Securities of Other Corporations.   Unless otherwise provided by resolution of the Board of Directors, the Board of Directors may from time to time appoint an agent or agents of Wakefern, in the name and on behalf of Wakefern, to cast the votes, which Wakefern may be entitled to cast as a holder of equity or otherwise, in any other entity any of whose shares, securities or other voting interests may be held by Wakefern, at meetings of the holders of the shares, securities or other voting interests of such other entity, or to consent or dissent in writing to any action by such other entity, and may instruct the individual or individuals so appointed as to the manner of casting such votes or giving such consent or dissent, and may execute or cause to be executed in the name and on behalf of Wakefern and under its corporate seal, or otherwise, all such written proxies or other instruments as the Board of Directors may deem necessary or proper.

ARTICLE IX

RESTRICTIONS ON TRANSFER OF STOCK

Section 1. Restrictions on Transfers. No shares of capital stock of Wakefern shall be sold, assigned, transferred, pledged, or otherwise disposed of or encumbered (whether by operation of law or otherwise), except in a manner required or expressly permitted by this Article.

Section 2. Pledge of Wakefern Stock. The certificates representing the shares of capital stock of Wakefern owned by each Stockholder shall at all times be pledged to and held by Wakefern and shall remain in Wakefern's possession. The certificates representing such shares shall be duly endorsed to Wakefern by each Stockholder or shall have stock powers attached to such certificates duly endorsed to Wakefern by such Stockholder. At such time as the Stockholder shall be required to sell or deliver all of the shares of capital stock of Wakefern owned by such Stockholder, Wakefern shall, without notice or demand, be authorized and entitled to take such action as shall be necessary to transfer title to such shares to Wakefern. Upon the request of the Board of Directors, each Stockholder shall execute and deliver to Wakefern such agreements, documents or other papers necessary to further effectuate the pledge arrangement created hereby.

Section 3. Right of Wakefern to Require Sale of All Stock. Wakefern shall have the right and option at any time to purchase all, but not less than all, of the shares of capital stock of Wakefern owned by any Stockholder upon the affirmative vote of no less than fourteen (14) members of the Board of Directors then holding office at a special meeting duly called upon written notice setting forth such purpose, but only in the event that the Board of Directors affirmatively finds that good cause exists for requiring such Stockholder to sell its stock to Wakefern and terminate its relationship with Wakefern. For purposes of this Section 3, good cause shall mean any of the following:

(a) the filing of a petition for relief under Title 11 of the United States Code, 11 U.S.C.§ 101 *et seq.* (as currently enacted or subsequently amended) by or against the Stockholder; or the consent, acquiescence or taking of any action by the Stockholder, or the filing by or against the Stockholder of any petition or action looking to or seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any other present or future statute, law or regulation; or the appointment, with or without the consent of the Stockholder, of any trustee, custodian, receiver or liquidator of the

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Stockholder or any property or assets of the Stockholder; or if the Stockholder shall make an assignment for the benefit of creditors or shall be unable to pay its debts as they become due; or

(b)   if the Stockholder shall no longer be engaged in the operation of a Wakefern Branded Store; or

(c)   if the Stockholder or person controlling the Stockholder, directly or indirectly through one or more intermediaries or subsidiaries, (1) controls, is active in the management of, sits on the board of directors of, or owns or acquires more than 4.9% of the capital stock or any class of voting stock of any person which, directly or indirectly through one or more intermediaries or subsidiaries, owns or operates (i) one or more supermarkets or retail food outlets, other than a Wakefern Branded Store, in any of the States of New York, New Jersey, Pennsylvania, Delaware, Maryland, Virginia, Connecticut, Massachusetts, Rhode Island, Vermont, New Hampshire or Maine or in Washington, D.C., or (ii) a chain of 25 or more supermarkets other than Wakefern Branded Stores, in the United States or (2) such Stockholder or person controlling such Stockholder discloses to such other person (described in clause (1) hereof) confidential information in respect of the business or operations of Wakefern or its affiliates; or

(d)   if all or any part of the capital stock of Wakefern owned by a Stockholder shall be transferred in a manner that would not be permitted under Section 9 of this Article; or

(e)   if, within thirty (30) days after the Board of Directors notifies the Stockholder in writing of the Board's determination that the Stockholder has violated or failed to perform or observe, in any material respect, any provision of these By Laws, any rules, regulations or mandates adopted by the Board of Directors or any Committee established by these By Laws (including, without limitation, the Wakefern Investment Policy and any policy relating to standards of ethical business conduct), or any agreement with Wakefern to which such Stockholder, or any business in which such Stockholder has a controlling interest, is a party, including, without limitation, any trademark license agreement or stock pledge agreement, such Stockholder shall not have completely remedied such violation or failure to perform or observe or if such violation or failure to perform or observe is non-financial in nature, such Stockholder shall not have promptly commenced and diligently pursued all steps necessary to remedy such violation or failure to perform or observe; or

(f)   if the Stockholder or person controlling the Stockholder, directly or indirectly through one or more intermediaries or subsidiaries, owns or acquires more than 4.9% of the capital stock or any class of voting stock and/or takes part in the management or serves on the board of directors of any person which, directly or indirectly through one or more intermediaries or subsidiaries, owns or operates a business that competes with Wakefern or Wakefern Branded Stores in any of the States enumerated in Section 3(c) of this Article IX, or such Stockholder discloses to such other person confidential information in respect of the business or operations of Wakefern or its affiliates;

(g)   if a Stockholder, a person either directly or indirectly through one or more intermediaries or subsidiaries, controlling a Stockholder or a person either directly or indirectly through one or more intermediaries or subsidiaries, who owns five percent (5%) or more of the

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voting equity of a Stockholder and who is active in the management of such Stockholder (i) gives Wakefern written notice of termination of any of the guarantees of the obligations, debts or liabilities of such Stockholder previously given to Wakefern, or (ii) having been requested by Wakefern (acting by majority vote of the Board of Directors of Wakefern) to provide such a guarantee to Wakefern and/or to secure such guarantee, fails to do so within thirty (30) days after being notified of such request; or

(h)   if (i) a Stockholder shall sell or otherwise dispose of all or substantially all of the Wakefern Branded Store or related business of such Stockholder in a single transaction or in a series of related transactions, or (ii) a Stockholder shall merge or consolidate with another entity (irrespective of whether such Stockholder is the surviving, resulting or disappearing entity), or (iii) a Stockholder shall transfer, or undertake any transaction or series of transactions that have the effect of transferring, control in such Stockholder, and if any Acquiring Party in any of the transactions described in (i), (ii) or (iii) is an Unqualified Successor. In the event any such transaction involving a Stockholder is contemplated, such Stockholder shall give written notice thereof to Wakefern (the "Transaction Notice"), which Transaction Notice shall contain information regarding the proposed transaction and each proposed Acquiring Party, including an identification and business experience resume of New Management, all in sufficient detail to enable the Board of Directors to make an informed decision as to whether or not such Acquiring Party is an Unqualified Successor. If, within forty five (45) days following receipt of the Transaction Notice, Wakefern shall not have notified such Stockholder that the Board of Directors has concluded that the Acquiring Party is an Unqualified Successor, the transaction described in the Transaction Notice shall not, if consummated in the manner described in the Transaction Notice, constitute good cause under this Section 3. Notwithstanding the foregoing, if any transaction of the type described in the first sentence of this subparagraph (h) is to be undertaken by a Stockholder or a person controlling such Stockholder with a proposed Acquiring Party, which is itself a Stockholder or a person controlling such Stockholder, the Acquiring Party shall be deemed not to be an Unqualified Successor unless either: (1) the combined volume of purchases from Wakefern of the Stockholder and the Acquiring Party during the most recently completed fiscal year of Wakefern prior to the Transaction Notice (which shall be required to be given as provided above) is equal to or greater than thirty percent (30%) of Wakefern's total sales during such fiscal year, and, if such combined sales exceed such percentage, the Acquiring Party shall *ipso facto* be deemed to be an Unqualified Successor, without regard to any of the criteria set forth in the preceding sentence; or (2) the Board of Directors, by an affirmative vote of no less than fourteen (14) Directors, concludes or finds that the combined business of the transferring Stockholder and the Acquiring Party would not be of sound financial condition or with respect to which the continued granting of credit by Wakefern would pose a serious risk of loss to Wakefern, or (3) the Acquiring Party fails to comply with any reasonable conditions the Board deems necessary or appropriate to protect the interests of and prevent any serious risk of loss to Wakefern, which conditions may be imposed by the Board of Directors in giving its approval to any such transfer (such as, additional collateral security for Wakefern); or

(i)   if a Stockholder withdraws or is in breach of the Stockholders' Agreement, and such Stockholder is required to make a Withdrawal Payment to Wakefern pursuant to the terms of the Stockholders' Agreement. If the amount of such Withdrawal Payment exceeds the price at which Wakefern shall purchase such Stockholders' stock as determined by Section 6 of this Article, no payment shall be made to the Stockholder for such Stockholder's stock, and the price that would otherwise have been paid to such Stockholder shall be credited against such Stockholders' Withdrawal Payment under the Stockholders' Agreement; or

(j)   if any report or a certificate required to be submitted to Wakefern under these By Laws, the rules and regulations of Wakefern or any agreement with Wakefern knowingly or fraudulently misrepresents or fails to state any material fact; or

(k)   if a Stockholder or any person directly or indirectly owning or controlling such Stockholder shall fail to notify Wakefern in writing within ten (10) business days after it has become aware of (i) any person acquiring five percent (5%) or more of the equity capital or any class of voting securities of such Stockholder, (ii) any person owning five percent (5%) or more of the equity capital or any class of voting securities of such Stockholder acquiring an additional two percent (2%) or more of the capital stock or any class of voting securities of such Stockholder, (iii) any change in the executive officers of such Stockholder or (iv) any person owning five percent (5%) or more of the equity capital or any class of voting securities of a Stockholder (1) acquiring or owning more than fifteen (15%) of the equity capital or any class of voting securities of any supplier of Wakefern or (2) taking part in the management of such supplier. For the purposes of this Section 3(k), in order for the notice provision contained in clause (iv) to be effective, such person must agree in a certificate accompanying such notice to refrain from influencing Wakefern in any matter pertaining to the relationship between Wakefern and such supplier; or

(l)   if a Stockholder shall be in breach of any term or condition contained in Section 12 of Article IX; or

(m)   if a Stockholder shall fail or refuse to pay any invoice of Wakefern as set forth in Article XIII, within five (5) calendar days after written notice of default is given by Wakefern.

Promptly following such affirmative vote by the Board of Directors to purchase all of the shares of capital stock of Wakefern owned by such Stockholder, as above provided, written notice thereof (the "Notice of Purchase") shall be given to such Stockholder, at the Stockholder's address on the Stockholder records of Wakefern, by registered or certified mail, return receipt requested, or by overnight courier service. Upon receipt of such notice, such Stockholder shall thereupon be obligated to sell, assign, transfer and deliver to Wakefern, and Wakefern shall thereupon be obligated to purchase, all of the shares of capital stock of Wakefern owned by such Stockholder out of funds legally available therefore at the price specified in Section 6 of this Article, which price shall be payable in the manner provided in Section 7 of this Article.

Section 4.   Right of Wakefern to Require Sale By Stockholder of Part of Class B Stock and Class C Stock. (a) If at any time the investment of a Stockholder in Wakefern Class B or Class C Stock exceeds the minimum investment required under the Wakefern Investment Policy, as then in effect, Wakefern shall have the right, exercisable by Notice of Purchase sent by registered or certified mail, return receipt requested, or by overnight courier service, to require such Stockholder to sell to Wakefern the number of shares of such stock constituting such Stockholder's excess investment.

(b)   The purchase price payable to the Selling Stockholder for such Stockholder's excess investment stock and the manner of payment thereof shall be determined pursuant to Sections 6 and 7 of this Article.

Section 5.   Right of Stockholder to Sell Stock and Indebtedness to Wakefern. (a) Each Stockholder shall have the right at any time to require Wakefern to purchase all, but not less than all, of such Stockholder's capital stock and indebtedness of Wakefern out of funds legally available therefor. For purposes hereof, such indebtedness shall include demand loans made by the Stockholder to Wakefern and certificates of indebtedness of Wakefern issued to the Stockholder to evidence Wakefern's obligation to issue additional capital stock to the Stockholder.

(b)   The right of a Stockholder to sell stock and indebtedness to Wakefern pursuant to this Section shall be exercisable by written notice from the Selling Stockholder to Wakefern (the "Notice of Sale"), addressed to the Chairman of the Board at the principal office of Wakefern, sent by registered or certified mail, return receipt requested, or by overnight courier service. Wakefern shall consummate the purchase of the Selling Stockholder's stock and indebtedness at a time and date to be determined in the sole discretion of Wakefern, but in no event sooner than thirty (30) days or later than ninety (90) days after Wakefern's receipt of the Selling Stockholder's Notice of Sale.

(c)   The purchase price payable to the Selling Stockholder for such Stockholder's stock and the manner of payment thereof shall be determined pursuant to Sections 6 and 7 of this Article. The purchase price payable to the Selling Stockholder for indebtedness of such Stockholder shall be the face or principal amount thereof plus accrued interest thereon, if any, to the date of payment.

Section 6.   Purchase Price For Stock. The purchase price for each share of Wakefern stock purchased by Wakefern from a Stockholder pursuant to Sections 3, 4 or 10 of this Article shall be the higher of (1) One Hundred Dollars ($100.00) or (2) the book value of such share as of the last day of the most recently completed fiscal year of Wakefern next preceding the date on which Wakefern gives a Notice of Purchase to such Stockholder pursuant to Sections 3, 4 or 10 of this Article, as the case may be. The determination of book value shall be made by the then acting Chief Financial Officer in accordance with generally accepted accounting principles consistently applied. In the event of a dispute, the determination of book value shall be reviewed by the independent public accountants chosen by Wakefern, in accordance with generally accepted accounting principles, consistently applied, which determination shall be final, conclusive and binding upon the Selling Stockholder and Wakefern. Upon receipt by Wakefern of such accountant's written report of such determination, a copy thereof shall be promptly delivered to the Selling Stockholder. The purchase price for each share of Wakefern capital stock purchased by Wakefern from a Stockholder pursuant to Section 5 of this Article shall be One Hundred Dollars ($100.00).

Section 7.   Payment of Purchase Price.

(a)   Wakefern shall notify the Selling Stockholder of the time and date of the closing of each sale pursuant to this Article (the "Closing"), by written notice to the Selling Stockholder sent by registered or certified mail, return receipt requested, or by overnight courier service, to the Selling Stockholder at its address appearing on the share records of Wakefern not less than thirty (30) days prior to date of the Closing. Each Closing shall take place at the principal office of Wakefern.

(b)   In the event of the purchase of shares of stock by Wakefern from a Selling Stockholder pursuant to Sections 3, 4 or 10 of this Article, the total purchase price for the Selling Stockholder's stock and indebtedness shall be paid to the Selling Stockholder at the Closing.

(c)   In the event of the purchase of shares of stock by Wakefern pursuant to Section 5 of this Article, the total purchase price shall be paid as follows:

(1)   In the case of a Selling Stockholder whose dollar volume of purchases from Wakefern was less than three percent (3%) of Wakefern's total net sales during the fiscal year of Wakefern next preceding the fiscal year of Wakefern in which the Notice of Sale pursuant to Section 5 of this Article is received, the total purchase price for such Selling Stockholder's stock and indebtedness shall be paid to such Stockholder at the Closing.

(2)   In the case of a Selling Stockholder whose dollar volume of purchases from Wakefern was equal to or in excess of three percent (3%), but less than five percent (5%), of Wakefern's total net sales during the fiscal year of Wakefern next preceding the fiscal year of Wakefern in which the Notice of Sale pursuant to Section 5 of this Article is received, the total purchase price for such Selling Stockholder's stock and indebtedness shall be paid in a lump sum, without interest, to such Stockholder on the first anniversary of the Closing.

(3)   In the case of a Selling Stockholder whose dollar volume of purchases from Wakefern was equal to or in excess of five percent (5%), but less than ten percent (10%), of Wakefern's total net sales during the fiscal year of Wakefern in which the Notice of Sale pursuant to Section 5 of this Article is received, the total purchase price for such Selling Stockholder's stock and indebtedness shall be paid in a lump sum, to such Stockholder on the second anniversary of the Closing, which payment shall be made together with interest thereon from the first anniversary of the Closing to the date of payment at a rate per annum equal to two (2) percentage points below the Prime Rate; provided, however, that the rate of interest payable to such Stockholder shall in no event exceed ten percent (10%) per annum.

(4)   In the case of a Selling Stockholder whose dollar volume of purchases from Wakefern was equal to or greater than ten percent (10%)

of Wakefern's total net sales during the fiscal year of Wakefern in which the Notice of Sale pursuant to Section 5 of this Article is received, the total purchase price for such Selling Stockholder's stock and indebtedness shall be paid in a lump sum to such Stockholder on the third anniversary of the Closing, which payment shall be made together with interest thereon from the first anniversary of the Closing to the date of payment at a rate per annum equal to two (2) percentage points below the Prime Rate; provided, however, that the rate of interest payable to such Stockholder shall in no event exceed ten percent (10%) per annum.

(d)   Upon the determination of the Board of Directors in accordance with Section 3 of this Article that a Stockholder is required to sell its stock to Wakefern, or upon the sale of any shares to Wakefern by a Stockholder, any and all indebtedness or other obligations owed to Wakefern by the Selling Stockholder, including, without limitation the Withdrawal Payment, shall immediately become due and payable without demand or notice. Wakefern shall be entitled to deduct from the payment of the purchase price payable to the Selling Stockholder the full amount of such indebtedness or obligations. Nothing herein shall limit or prevent Wakefern from exercising all remedies available to it by law or in equity or in accordance with any agreement for the collection of any indebtedness, all prior to the payment by Wakefern of the purchase price payable to the Selling Stockholder.

(e)   In the event that at any time the capital surplus of Wakefern shall be insufficient to enable Wakefern to purchase or make any payment due with respect to shares of Wakefern which it is obligated or elects to purchase pursuant to this Article, Wakefern shall forthwith, at such times as may be necessary, take appropriate steps, if legally possible, to effect a sufficient reduction of its stated capital to enable such purchase or payment to be made.

Section 8.   Cessation of Dealing with Wakefern. Effective upon the Closing of the purchase by Wakefern of all the shares of stock of a Stockholder, or upon the determination of the Board of Directors in accordance with Section 3 of this Article that such Stockholder is required to sell its stock to Wakefern, its relationship with Wakefern shall be terminated. Thereupon, Wakefern shall cease to be obligated to sell merchandise to said Selling Stockholder or to provide any other services which are rendered or provided by Wakefern to its Stockholders generally. Anything herein or in Article XII of these By Laws to the contrary notwithstanding, the Board of Directors in its sole discretion and upon the request of a Selling Stockholder, may, but shall not be obligated to permit such Selling Stockholder to continue to receive merchandise and/or services from Wakefern for such period and upon such terms and conditions as the Board shall determine.

Section 9.   Permissive Transfers of Stock. Any Stockholder may, subject to the approval of the Board of Directors, sell, transfer, or assign, all or any part of its capital stock of Wakefern to an Acquiring Party who is not an Unqualified Successor; provided, however, that such Stockholder or any proposed transferee shall not be in default of the performance of any obligations or observance of any provision of these By Laws, any rules or regulations adopted by the Board of Directors or any committee thereof established by these By Laws (including, without limitation, the Wakefern Investment Policy and payment policies), or any agreement with Wakefern to which such Stockholder or transferee, or any business in which such

Stockholder or transferee has a controlling interest, is a party, including, without limitation, any trademark license agreement, stock pledge agreement or supply and security agreement. Each permitted transferee must execute and deliver to Wakefern an agreement, on a form prescribed by the Board of Directors, to observe and abide by these By Laws, as amended from time to time, all rules and regulations of Wakefern and all agreements with Wakefern (including guarantees) to which the transferor Stockholder is party at the time of such transfer.

Section 10.   Mandatory Reacquisition of Class A Stock In Certain Events. (a) If at any time the control of a Stockholder is transferred, directly or indirectly, to one (1) or more other Stockholder(s), the Class A Stock of such acquired Stockholder, and of the equity holders of such acquired Stockholder immediately prior to such acquisition, shall, as of the effective date of such change of control, be deemed to have been offered for sale to Wakefern, and Wakefern shall be deemed to have accepted such offer.

(b)   If at any time a Stockholder transfers, directly or indirectly, any substantial part of its supermarket assets and business to one (1) or more other Stockholders or persons controlling such other Stockholder(s), the Class A Stock of such transferring Stockholder and of the persons who were equity holders of such transferring Stockholder immediately prior to such transfer shall, as of the effective date of such transfer, be deemed to have been offered for sale to Wakefern, and Wakefern shall be deemed to have accepted such offer.

(c)   The purchase price payable for a Stockholder's Class A Stock and the manner of payment thereof shall be determined pursuant to Sections 6 and 7 of this Article.

Section 11.   Reissuance and Sale of Class A Treasury Stock To Stockholders. In the event Wakefern shall acquire Class A Stock from any Stockholder, such Class A Stock shall be resold by Wakefern as soon thereafter as is practicable, but in any event no later than three (3) months following such acquisition. Since it is in the best interests of Wakefern and its Stockholders that the Class A Stock be evenly distributed among the Stockholders (irrespective of class), reacquired Class A shall be offered for resale by Wakefern to those Stockholders designated by the Board in a manner to avoid concentration in the ownership of Class A Stock and result in the widest possible distribution of Class A Stock among all Stockholders of Wakefern. The sales price of each share of stock resold pursuant to the provisions of this Section 11 shall be One Hundred Dollars ($100.00).

Section 12.   Estate Plan Compliance Certification.

In order to perpetuate the model that has made the Wakefern cooperative successful, this provision is designed to encourage the continuation of each Stockholder as a family owned and operated business by ensuring succession plans that ultimately result in the transfer of capital stock of Wakefern to Stockholders that are not Unqualified Successors. The intent is to give persons who own or control Stockholders flexibility to transfer Stockholder interests pursuant to a modern estate plan, while at the same time, give the Board flexibility not to deny a transfer of ownership or control of a Stockholder where there may be an interim period of the risk of transfer to an Unqualified Successor, provided: (i) there is a reasonable plan to transfer ownership or control to a person who is not an Unqualified Successor, and (ii) the

Stockholder continues to be subject to the Stockholders' Agreement, By Laws, Trademark License Agreements, etc. The purpose of the process outlined below is to give Wakefern an early indication of possible succession and estate planning issues and the ability for the Stockholder and Wakefern to prepare for possible issues before they arise. The provisions are not intended to eliminate or restrict the rights granted elsewhere in these By Laws to transfer Stockholder interests, but are meant to allow and encourage equity owners of Stockholders to create succession and estate plans even where there is not an immediate successor that is not an Unqualified Successor.

(a) Each Stockholder shall ensure that each Interested Person in such Stockholder shall deliver to Wakefern a certification (the "Annual Certification"), representing and warranting to Wakefern compliance with the provisions of this Section 12. The Annual Certification shall be delivered to Wakefern on or before December 31st of each calendar year, unless otherwise directed by the Board of Directors, and shall represent and warrant to Wakefern the following:

(i) that the execution of the Annual Certification has been duly authorized by such Stockholder or Interested Person and that the individual executing the Annual Certification is executing on behalf of such Interested Person;

(ii) that the Interested Person has in effect, is governed by or is subject to an estate plan that provides, either individually or taken as a whole with the estate plans of other Interested Persons, for the eventual transfer, consistent with these By Laws and the Stockholders' Agreement, of all or part of the Stockholder's interests in Wakefern, including, without limitation, (A) the capital stock of Wakefern owned by such Stockholder, and (B) such Stockholder's or Interested Person's Supermarket Interests (collectively, the "Wakefern Interests") to one or more Acquiring Parties that is not an Unqualified Successor;

(iii) if a trust or similar entity holds or will receive or otherwise become entitled to hold all or part of such Stockholder's or Interested Person's Wakefern Interests as part of an estate plan, then the agreements, instruments or other documents governing such trust (collectively, the "Trust Documents") contain a valid and binding provision, to the effect that:

(A) the grantor of the trust has disclosed to the trustee(s), and the trustee(s) have acknowledged and agreed to be bound in writing by, the obligations of such Stockholder under these By Laws and the Stockholders' Agreement, including, without limitation, the obligation to abide by the requirements of the estate under the existing written guarantees of the grantor personally guarantying the payment of the obligations, debts and liabilities of the Stockholder to Wakefern;

(B) the trustee(s) of such trust have agreed in writing, and any successor trustee(s) will be required by Trust Documents to agree in writing as a condition to becoming trustee(s), to be bound by these By Laws and the Stockholders' Agreement in connection with their service as trustee(s);

(C)   Except for distributions allowable if and to the extent the Stockholder is treated as a pass through entity and in such event solely in an amount equal to the amount of Federal, state and local income taxes payable by the beneficiaries by reason of the income of the Stockholder (as a result of the pass-through treatment of income of the Stockholder) any Current Beneficiary of the trust of who is of legal age and is entitled to receive five (5%) percent or more of the distributions from or as a result of Supermarket Interests shall confirm the obligations of the Stockholder by personally guarantying the payment of the obligations, debts and liabilities of the Stockholder to Wakefern;

(D)   the trustee(s) have the right, and are required pursuant to the Trust Documents, which requirement they acknowledge in writing, to hold and/or administer the Stockholder's or Interested Person's Wakefern Interests, without regard to any legal requirements governing investments that may otherwise apply to the trustee(s) to (1) diversify the trust's assets or (2) acquire and hold assets that satisfy a particular standard, including, without limitation, the "prudent investor" standard; and

(E)   as a controlling person of such Stockholder or Interested Person, the trustee(s) and any successor trustee(s) or any beneficiary(ies) with appropriate trust authority shall: (1) not be an Unqualified Successor(s); (2) be directed by the Trust Documents to comply with all of Wakefern's rules, regulations, policies and procedures, including, without limitation, these By Laws and the Stockholders' Agreement, in each case, as amended from time to time, and must acknowledge this obligation in writing;

(F)   if the trust or trustee(s) shall become an Unqualified Successor, the trust documents shall require, within three (3) years of said determination by the Board of Directors, the trustee to transfer the Wakefern Interests to Wakefern or an Acquiring Party who is not an Unqualified Successor unless the stock is transferred pursuant to Article IX, Section 5; and

(iv)   that the Trust Documents of the person controlling such Stockholder and/or such Interested Person will provide and insure for an estate plan capable of perpetuating the business of such Stockholder or Interested Person with sufficient capital and cash flow to continue operations;

(b)   Annual Certification by all Stockholders. Notwithstanding the fact that the certifications set forth in subparagraphs (a)(iii) and (a)(iv) above are applicable to trusts, the annual certifications, in form and substance satisfactory to Wakefern in its sole discretion, shall be required with respect to the Interested Persons in all Stockholders, and regardless of the form of entity, including, without limitation, a partnership or limited liability company, that holds or will receive or otherwise become entitled to hold all or part of a Stockholder's or Interested Person's Wakefern Interests as part of an estate plan.

(c)   Enforcement. If (1) any Interested Person in any Stockholder shall fail to submit an Annual Certification; (2) any of the representations or warranties set forth in the

Annual Certification is materially false or misleading; or (3) upon the death, disability, winding-up, dissolution, liquidation or other termination of the Stockholder or Interested Person, subject to the provisions of Section 12(a)(iii)(F), the persons owning or controlling the Stockholder being deemed an Unqualified Successor by the Board of Directors:

(i)   subject to the rights of the Stockholder under Article IX, Section 5, good cause shall be deemed to have occurred (as such term is defined in Section 3 of Article IX of these By Laws), giving Wakefern the rights and remedies set forth in Section 3 of Article IX of these By Laws (which shall be in addition to, and not in lieu of, any other rights or remedies available to Wakefern); and

(ii)   the Board of Directors, upon the affirmative vote of no less than fourteen (14) Directors, may:

(A)   Require such Stockholder, Interested Person or trustee(s), as applicable, to transfer the Supermarket Interests to Wakefern, pursuant to the terms of a "buy/sell" agreement with Wakefern, in form and substance satisfactory to Wakefern in its sole discretion, within thirty (30) days of the determination of price, which price shall be determined as follows:

(1)   Within ten (10) business days of the date of the Board's determination, Wakefern shall appoint an investment banking firm from among the investment banking firms listed on Schedule 5 to the Stockholders' Agreement (the "Wakefern IBF"), and the Interested Person or trustee(s), as applicable, shall appoint an investment banking firm from among the investment banking firms listed on Schedule 5 to the Stockholders' Agreement (the "Stockholder IBF"). Within ten (10) days of their appointment, the Wakefern and the Stockholder IBFs shall appoint a third investment banking firm from among the investment banking firms listed on Schedule 5 to the Stockholders' Agreement (the "Independent IBF").

(2)   Each of Wakefern and the Interested Person or estate, as applicable, shall pay the fee of their respective independent investment banking firm. Wakefern and the Interested Person shall share equally the fee of the Independent IBF. The Interested Person or trustee(s) shall cooperate fully with the independent investment banking firms by making available to such firms, upon reasonable notice, during normal business hours, its books, records, assets and properties for examination.

(3)   Within sixty (60) days after their appointment, the Wakefern and Stockholder IBFs shall determine the price to be paid for the Supermarket Interests, which price shall be adjusted to reflect the limitations of the sale of the Supermarket Interests as contained in the Shareholders' Agreement and these By Laws. The Wakefern and Stockholder IBFs shall submit to the Independent IBF and exchange with each other their determination of price. The Independent IBF shall be

limited to choosing only one of the two figures submitted, which figure shall constitute the price for the transfer of the Supermarket Interests.

(B)   Impose such enforcement action or requirements satisfactory to the Board in its sole discretion.

(d)   All certifications submitted to Wakefern shall be directed to the office of the General Counsel and shall be reviewed on a confidential basis by Wakefern's General Counsel and/or Chief Financial Officer and/or persons designated by such individuals solely for the purpose of determining whether the Stockholder is in compliance with these By Laws. Any and all information contained in the certification or any other documents (including Trust Documents) supplied to Wakefern shall under no circumstances be disseminated to any other Wakefern employee or Stockholder (or any employee thereof) other than to the Board of Directors or members of the relevant Board Committee, *i.e.*, Finance and Credit Committee, in connection with the consideration of any enforcement action taken pursuant to Article IX, Section 12(c) of these By Laws. The General Counsel shall make a determination regarding whether such Stockholder is in compliance with these By Laws within a reasonable time, which period shall not exceed three (3) months from the submission of the certification to Wakefern by the Stockholder. If the General Counsel determines that the Stockholder is not in compliance with these By Laws, the Stockholder shall have a reasonable period to amend the documents for the sole purpose of complying with the By Laws, which period shall not exceed three (3) months from such date of determination by Wakefern.

ARTICLE X

USE OF WAKEFERN MARKS

No Stockholder or any other licensee shall use or permit the use of the Marks, except after application to and approval by, and upon such terms and conditions (including compensation for such use), as may be established by the Board of Directors, and its use must comply with the image and goodwill associated with the Marks and any Wakefern Branded Stores, as has been developed by Wakefern and its Stockholders, and as articulated by the Board of Directors from time to time.

ARTICLE XI

INVESTMENT REQUIREMENTS OF STOCKHOLDERS

Each Stockholder shall be required to make additional investments in capital stock of Wakefern pursuant to the investment policy (the "Wakefern Investment Policy") established by the Board of Directors, with the advice of the Finance and Credit Committee. The Wakefern Investment Policy may be modified from time to time by the affirmative vote of no less than fourteen (14) members of the Board of Directors as the needs of Wakefern require. Investment requirements shall be based upon the dollar volume of purchases from Wakefern of each Stockholder. To evidence their additional investments, Stockholders shall receive Class C Stock, except that Stockholders owning more than thirty (30) shares of Class A Stock shall receive only Class B Stock. The purchase price for each share of stock issued and sold pursuant to the Wakefern Investment Policy shall be the book value of such share as of the last day of the fiscal year of Wakefern immediately preceding the date of such issuance and sale. The Board of Directors, by a vote of no less than fourteen (14) Directors, shall have the power from time to time to determine, on a uniform basis as to all Stockholders, the ratio between the required minimum investment of each Stockholder per Wakefern Branded Store and such Stockholder's average weekly purchases per Wakefern Branded Store from Wakefern and shall also have the power to determine the method of arriving at such average weekly purchases and to set minimum and maximum amounts of required investment.

ARTICLE XII

RIGHT TO RECEIVE MERCHANDISE AND SERVICE FROM WAKEFERN

Section 1.   Persons Entitled to Receive Merchandise and Services.

(a)   Except as herein provided, only:

(i)   subsidiaries of, or entities controlled by, Wakefern; and

(ii)   Stockholders in good standing (which, among other things, shall be in compliance with the SDC Procedures and all other Board mandated programs):

(A)   who are parties to the Stockholders' Agreement and a valid and subsisting Trademark License Agreement with Wakefern, entitling such Stockholders to use the Marks or operate a Wakefern Branded Store,

(B)   who submit two (2) financial statements a year (year end and mid-year) to Wakefern's Chief Financial Officer,

(C)   who do not, absent a specific waiver by an affirmative vote of no less than fourteen (14) members of the Board, directly or indirectly operate, or own a controlling interest in any non-Wakefern Branded Store engaged in the sale of product which is distributed by Wakefern doing business in any of the states mentioned in subparagraph (c) of Section 3 of Article IX of these By Laws, and

(D)   (1) who have given, or (2) a person, who either directly or indirectly through one or more intermediaries or subsidiaries controls such Stockholders have given, or (3) a person, who either directly or indirectly owns five percent (5%) or more of the voting equities of such Stockholders and who control, or, in the case of a Stockholder whose shares are publicly traded, are active in the management of such Stockholder, have given, written guarantees personally guarantying the payment of the obligations, debts or liabilities of such Stockholder to Wakefern,

shall be entitled to purchase and receive merchandise and services from Wakefern.

(b)   In addition to foregoing, persons who are approved by the Board of Directors or who meet criteria established by the Board of Directors from time to time may receive merchandise and services from Wakefern on such terms and conditions as may be approved by t1e Board or its designees.

(c)   No Stockholder shall be supplied with merchandise or services if the Board of Directors shall have determined in accordance with Article IX of these By Laws that such Stockholder is required to sell its stock to Wakefern, or if, in the reasonable discretion of the Board of Directors, subject however to the provisions of Article XIII of these By Laws, such supplying of merchandise or services would adversely affect the continued ability of Wakefern to efficiently and economically continue to service its Stockholders, would adversely affect Wakefern's volume, would unreasonably expose Wakefern to financial risks, or would otherwise have an adverse impact on the purchasing, warehousing or distributing activities of Wakefern.

(d)   No Stockholder or person shall be entitled to purchase and receive merchandise and services from Wakefern for sale or use in connection with an establishment other than a Wakefern Branded Store, unless the Board of Directors, in its sole discretion, determines that the operation of such non-Wakefern trademarked establishment by a Stockholder or Stockholders or person: (i) would not interfere with the continued promotion and development by Wakefern of the Marks; (ii) would not interfere with the Stockholder's or Stockholders' continued responsibilities to promote, develop and further the Marks; (iii) and would not place any existing Wakefern Branded Store, or person operated by Stockholders at a competitive disadvantage through access by the non-Wakefern trademarked store (or its management) to competitively significant and/or confidential information and/or services provided by Wakefern to its Stockholders operating Wakefern Branded Stores.

(e)   In the event that the supermarket or other business of a Selling Stockholder being serviced by Wakefern is sold or otherwise disposed of, whether by merger, consolidation, sale of capital stock, sale of assets or otherwise, the right, if any, of the purchaser or acquiror to become a Stockholder in place of the Selling Stockholder shall extend only to the supermarket or other retail establishment of the Selling Stockholder which were being serviced by Wakefern at the time of such sale or other disposition.

ARTICLE XIII

PAYMENT FOR MERCHANDISE PURCHASED BY
A STOCKHOLDER FROM WAKEFERN

All Wakefern Statements billed to a Stockholder, Wakefern subsidiary or any other licensee, excepting ShopRite Beverages, Inc., shall be due and payable on the Tuesday following receipt of such Wakefern Statement, with payment to be effected by wire transfer or such other method approved by Wakefern, no later than noon on such Tuesday. In the event that a statement is not paid in full by such time, the defaulting Stockholder or licensee shall lose its entire prompt payment discount and any other benefits accruing to the Stockholder or licensee, as determined by the Board of Directors from time to time with respect to timely payments. In the event that payment due on a given Tuesday is not paid in full by a Stockholder or licensee by the close of business on the Wednesday following such Tuesday, Wakefern shall charge and the Stockholder or licensee shall be obligated to pay, a service charge on the unpaid balance from time to time at the rate of one percent (1%) per week, provided, however, that such service charge shall in no event exceed the maximum amount, if any, allowed by applicable law. In the event that payment due on a given Tuesday is not made in full by the close of business on the Thursday, following such Tuesday, then, unless otherwise determined by the Board of Directors, no further orders shall be accepted by Wakefern from, nor merchandise delivered to, the defaulting Stockholder or licensee, except on a C.O.D. basis, until the entire unpaid balance (including service charge) is paid in full to Wakefern by cash or certified or cashier's check or such other method approved by Wakefern. In the event that a bank holiday falls on Monday or Tuesday of a given week, the payment and late dates established herein shall be delayed to the next succeeding business day. The failure or refusal of a Stockholder to pay any such invoice of Wakefern within five (5) calendar days after written notice of default is given by Wakefern to such Stockholder shall be deemed to constitute good cause for requiring such Stockholder to sell its stock to Wakefern within the meaning of Section 3 of Article IX of these By Laws.

ARTICLE XIV

SEAL

The Board of Directors shall provide a corporate seal, which shall bear the name of Wakefern and the words and figures indicating the state and year in which Wakefern was incorporated or such other words or figures as the Board of Directors approves and adopts.

ARTICLE XV

FISCAL YEAR

The fiscal year of Wakefern shall be as determined by the Board of Directors from time to time.

ARTICLE XVI

WAIVER OF NOTICE

Whenever any notice whatsoever is required to be given by these By Laws or the Certificate of Incorporation or the laws of the State of New Jersey, the person entitled thereto may, in person or by attorney thereupon authorized, in writing or by telegraph, telex, cable, facsimile, email, or other electronic means, waive such notice whether before or after the meeting or other matter in respect of which such notice is to be given, and in such event such notice need not be given to such person and such waiver shall be deemed equivalent to such notice. Neither the purpose of nor the business to be transacted at such meeting need be specified in any written waiver of notice. Attendance of a person at a meeting shall constitute waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE XVII

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS

Wakefern may indemnify, in accordance with and to the full extent permitted by the law of the State of New Jersey as in effect at the time of the adoption of this Article or as such laws may be amended from time to time, any corporate agent of Wakefern, and shall so indemnify each member of the Site Development Committee or any other corporate agent, who is made or threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was such a corporate agent of Wakefern, member of the Site Development Committee, or any constituent corporation absorbed in a consolidation or merger, or serves or served as such with another corporation, partnership, joint venture, trust, or other enterprise at the request of Wakefern or any such constituent corporation. Wakefern may, in its discretion, advance fees and costs associated with any such threatened, pending, or completed action, suit, or proceeding. Wakefern shall have the right, pursuant to action of the Board of Directors, to purchase and maintain insurance on behalf of any corporate agent of Wakefern against any expenses incurred in any proceeding and any liabilities asserted against such corporate agent by reason of being or having been a corporate agent, irrespective of whether or not Wakefern would have the power to indemnify the corporate agent against such expenses and liabilities under the provisions of this Article or under the provisions of N.J.S. 14A:3-5.

ARTICLE XVIII

EQUAL TREATMENT OF STOCKHOLDERS

In accordance with the cooperative plan under which Wakefern is operated, Wakefern shall offer merchandise for sale to all Stockholders and other licensees on a nondiscriminatory basis; provided, however, that a Stockholder, who within thirty (30) days fails to execute any Stockholders' Agreement that is entered into by Wakefern and Stockholders whose aggregate purchases of products from Wakefern accounted for fifty one percent (51%) or more of Wakefern's total sales of product to its Stockholders and licensees in the fiscal year immediately preceding the date on which such Stockholders' Agreement was entered into by such Stockholders, shall be assessed a weekly surcharge on all products and services provided by Wakefern (the total Wakefern Statement) of three percent (3%); provided, further, the Wakefern Board of Directors may in its sole discretion modify or waive in whole or part such surcharge.

ARTICLE XIX

COOPERATIVE PATRONAGE DIVIDENDS

Section 1.   Wakefern shall operate upon the cooperative plan.

Section 2.   All Stockholders or wholly owned subsidiaries of Wakefern who purchase merchandise from Wakefern shall be "patrons" thereof, as that term currently is defined

38

in Treasury Regulations Section 1.1388 1(e) of the Internal Revenue Code of 1986, as amended (the "Code").

Section 3.   Within a reasonable period of time following the close of each fiscal year, the Board of Directors shall determine, or cause to be determined, the Net Earnings (as defined in Section 7) of Wakefern for the fiscal year. Thereafter, within the Payment Period (as defined in Section 7) and in the manner provided in Section 4, the Board of Directors shall distribute as a "Patronage Dividend" to each patron a share of the Net Earnings equal to the patron's Purchaser Percentage (as defined in Section 7) in respect of such fiscal year so that all of said Net Earnings (otherwise termed "patronage") are distributed. In the event that there is a Net Loss (as defined in Section 7) in respect of a fiscal year, the Board of Directors shall charge as an assessment during the Payment Period to each patron a percentage of such Net Loss equal to such patron's Purchaser Percentage so that all of Net Loss is assessed.

Section 4.   Unless a patron ceases being a Stockholder or wholly owned subsidiary of Wakefern and/or the Board of Directors directs another method of payment, Patronage Dividends for each fiscal year of Wakefern shall be paid by allowing a credit against the cost of each patron's purchases made within the Payment Period for such fiscal year. For all purposes (including, without limitation, federal, state and local income tax purposes), both Wakefern and each patron shall treat the offset as if the patron paid Wakefern the total amount due on the patron's future purchases, and Wakefern then distributed the amount equal to the Patronage Dividend to the patron.

In the event that a patron shall cease being a Stockholder or wholly owned subsidiary of Wakefern, said patron shall be entitled to Patronage Dividends for both the prior fiscal year and the fiscal year in which the patron ceases to be a Stockholder or wholly owned subsidiary of Wakefern, as the case may be. In each case, the amount of such former patron's Patronage Dividends shall be based upon such patron's Purchases Percentage for the relevant fiscal year. In the event a former patron is entitled to Patronage Dividends for the year prior to the fiscal year in which the former patron ceases to be a Stockholder or wholly owned subsidiary of Wakefern, as the case may be, but shall not have made sufficient purchases during the current fiscal year to have received a full offset, as provided in the first paragraph of this Section 4, then, to the extent so unpaid, said Patronage Dividend will be paid in cash within the Payment Period.

Notwithstanding any other provision of this Article XIX, if a former Stockholder or wholly owned subsidiary of Wakefern is indebted to Wakefern pursuant to Section 3 of this Article due to a Net Loss incurred by Wakefern for such prior fiscal year, the former Stockholder or wholly owned subsidiary, as the case may be, shall pay such amount due in cash within three (3) months after the amount of the Net Loss is determined.

Section 5.   Wakefern shall have the right to offset against any amount required to be paid as a Patronage Dividend to any patron any amounts then due and payable by the patron to Wakefern.

Section 6.   The Board of Directors of Wakefern shall allocate among the patrons certain administrative, overhead, operational and other costs, using such methods of allocation, and charging to the patrons at such times, as are approved from time to time by the

Board of Directors. Until changed by the Board of Directors, (i) the amount of such costs to be allocated to each patron in respect of each fiscal year of Wakefern shall be determined by taking the product of such patron's Sales Percentage (as defined in Section 7) for such fiscal year and the Administrative Costs (as defined in Section 7) of Wakefern of such fiscal year and (ii) each patron's allocation, as so determined, shall be billed to such patron in equal weekly installments throughout the fiscal year. Adjustments to the methods of determining the amount to be allocated to any patron or patrons because of a special circumstance relating to such patron or patrons (*e.g.*, such patrons are operating a replacement or new store or have been impacted by competition) may be established from time to time by the Board of Directors.

Section 7. For purposes of this Article XIX, the following terms shall have the meanings assigned to them below:

"Administrative Costs" means, with respect to any fiscal year of Wakefern, all administrative, overhead, operational and other costs and expenses included in the Annual Profit Plan of Wakefern approved by the Board of Directors no later than thirty (30) days after the beginning of such fiscal year.

"Net Earnings" means, with respect to any fiscal year of Wakefern, the consolidated net earnings of Wakefern for such fiscal year after taking account of: (i) all deductions and expenses (other than the deduction for Patronage Dividends attributable to such fiscal year), including an expense reserve of up to Ten Million ($10,000,000) Dollars; provided, however, that said reserve shall have been recommended by the Executive Officers and approved by the Board of Directors each fiscal year; and (ii) charges for local, state and federal taxes, if any, with respect to such fiscal year (determined after taking account of Patronage Dividends attributable to such fiscal year, including amounts to be distributed after the close of said fiscal year).

"Net Loss" means, with respect to any fiscal year of Wakefern, the consolidated net loss of Wakefern for such fiscal year after taking account of all deductions and expenses (other than the deduction for Patronage Dividends attributable to such fiscal year), including charges for local, state and federal taxes, if any, with respect to such fiscal year (determined after taking account of Patronage Dividends attributable to (including amounts to be distributed after the close of) such fiscal year).

"Payment Period" means, with respect to any fiscal year of Wakefern, the eight and one-half (8½) month period following the close of such fiscal year.

"Purchaser Percentage" means, with respect to each patron, the percentage determined by dividing the aggregate dollar volume of business (computed on the basis that, except pursuant to a resolution of the Board of Directors adopted prior to the beginning of the applicable fiscal year, all purchases of all merchandise ordered from or through Wakefern are from a single product department) done by such patron with Wakefern during any fiscal year by the aggregate dollar volume of business (computed on the basis that, except pursuant to a resolution of the Board of Directors adopted prior to the beginning of the applicable fiscal year, all purchases of all merchandise ordered from or through Wakefern are from a single product department) done by all patrons with Wakefern during such fiscal year.

"Sales" means, with respect to each patron, for any 52/53 week period ending the first Saturday in June in the year in which the relevant fiscal year of Wakefern begins, the aggregate revenue derived during such period from the merchandise sales of each of such patron's supermarkets and, to the extent determined by the Board of Directors, retail/wholesale outlets, but excluding such items as are established by the Board of Directors from time to time.

"Sales Percentage" means, with respect to each patron, for purposes of calculating an assessment for any fiscal year of Wakefern, the percentage determined by dividing the Sales by that patron by the Total Sales, as the same may be adjusted by the Board of Directors from time to time.

"Total Sales" means, with respect to any 52 week period ending the first Saturday in June in the year in which the relevant fiscal year of Wakefern begins, the aggregate Sales of all patrons during such period.

Section 8.   All determinations and actions of the Board of Directors under this Article shall be in its sole discretion and shall be set forth in a timely resolution to be included in the Minutes of the Board of Directors.

Section 9.   Any amendment of the foregoing provisions of this Article shall require the affirmative vote of no less than fourteen (14) members of the Board of Directors.

ARTICLE XX

WAKEFERN ATTORNEYS

By receiving Patronage Dividends from Wakefern and otherwise being afforded the benefits of being a Stockholder, each Stockholder has hereby agreed that Wakefern's in-house and outside counsel engaged or retained by Wakefern represents Wakefern, as distinct from its Directors, officers, employees, members, Stockholders and other constituents and, as a result, each Stockholder has hereby agreed not to object to or seek to disqualify Wakefern's in-house and/or outside counsel from representing or providing advice to Wakefern, including, without limitation, in any dispute or transaction with any Stockholder of Wakefern.

Any and all legal fees and related costs, including, but not limited to, attorneys' fees, experts fees, court costs, secretarial, clerical costs, filing fees and recording costs incurred by Wakefern as a result directly or indirectly, of actions or lawsuits threatened, suffered or undertaken or commenced by a Stockholder or licensee or officer, director, or affiliate of a Stockholder or licensee against Wakefern or any of its subsidiaries, officers, directors, associates, agents, or Stockholders, except to the extent the Stockholder or licensee, or officer, director or affiliate of a Stockholder or licensee, is successful in whole, on the merits, and obtains a final judgment against Wakefern, shall be billed to the responsible Stockholder or Stockholders or licensee on store statements and shall be promptly paid or reimbursed to Wakefern pursuant to and subject to the terms of Article XIII.

ARTICLE XXI

AMENDMENTS

These By Laws, or any of them, may be altered, amended or repealed, or new By Laws may be made, upon the majority vote, given at a meeting or the written consent wit out a meeting, of the holders of record of shares of each class of capital stock of Wakefern entitled to vote thereon, voting separately as a class, or by the affirmative vote of no less than fourteen (14) members of the Board of Directors, or by such greater number of Directors as may be specifically provided in the By Laws provision to be amended. By Laws made, altered or amended by the Board of Directors shall be subject to alteration, amendment or repeal by the requisite class vote of the Stockholders of Wakefern as aforesaid.